United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

Press Release

Filed at CVM and SEC on 10/23/2008
We are re-filing the English version of the BRGAAP filed with the SEC on 10/23/2008 due to some amendments on the free-translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil.
Gerência Geral de Controladoria — GECOL

INDICE

A- INFORMAÇÕES TRIMESTRAIS	3

1- BALANÇO PATRIMONIAL	3

2- DEMONSTRAÇÃO DO RESULTADO	4

3- DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LIQUIDO	5

4- DEMONSTRAÇÃO DOS FLUXOS DE CAIXA	6

5 - NOTAS EXPLICATIVAS ÀS INFORMAÇÕES TRIMESTRAIS FINDOS EM 30 DE SETEMBRO DE 2008 E DE 2007	7

5.1- Contexto Operacional	7

5.2- Apresentação das Informações Trimestrais	7

5.3- Pronunciamentos Contábeis Emitidos pela Comissão de Valores Mobiliários (CVM)	7

5.4- Princípios e Práticas de Consolidação	8

5.5- Sumário das Principais Práticas Contábeis	8

5.6- Disponibilidade	8

5.7- Estoques	8

5.8- Tributos a Recuperar ou Compensar	9

5.9- Imposto de Renda e Contribuição Social	9

5.10- Investimentos	10

5.11- Intangíveis	10

5.12- Imobilizado	11

5.13- Empréstimos e Financiamentos	11

5.14- Passivos Contingentes	13

5.15- Provisão com Obrigações para Desmobilização de Ativos	15

5.16- Fundo de Pensão	15

5.17- Capital Social	16

5.18- Recursos vinculados à Futura Conversão Mandatória em Ações	16

5.19- Incentivo de longo prazo	17

5.20- Ações em Tesouraria	17

5.21- Remuneração aos Acionistas	17

5.22- Resultado Financeiro	18

5.23- Instrumentos Financeiros — Derivativos	19

5.24- Despesas com Vendas e Administrativas, Outras Despesas Operacionais e Não Operacionais	25

6- ANEXO I — DEMONSTRAÇÃO DOS INVESTIMENTOS EM CONTROLADAS E CONTROLADAS DE CONTROLE COMPARTILHADO	27

7- PARECER DOS AUDITORES INDEPENDENTES	28

B- INFORMAÇÕES ADICIONAIS	30

8- GERAÇÃO DE CAIXA (NÃO REVISADO)	30

9- COMENTÁRIOS SOBRE O RESULTADO DAS OPERAÇÕES EM 30 DE SETEMBRO DE 2008	31

9.1- Comentários Sobre o Resultado das Operações do Consolidado	32

9.1.1- Receita bruta	32

9.1.2- Custo dos produtos e serviços	34

9.1.3- Despesas com vendas e administrativas	34

9.1.4- Pesquisa e desenvolvimento	34

9.1.5- Outras despesas operacionais	34

9.1.6- Resultado financeiro líquido	35

9.1.7- Imposto de renda e contribuição social	35

9.2- Comentários Sobre o Resultado das Operações da Controladora	35

9.2.1- Receita bruta	35

9.2.2- Custos dos produtos e serviços	35

9.2.3- Margem bruta	35

9.2.4- Resultado de participações societárias	35

9.2.5- Despesas com vendas e administrativas	35

9.2.6- Pesquisa e desenvolvimento	35

9.2.7- Outras despesas / receitas operacionais	35

9.2.8- Resultado financeiro líquido	35

9.2.9- Imposto de renda e contribuição social	35

10- CONSELHEIROS, MEMBROS DOS COMITÊS E DIRETORES	36

A– INFORMAÇÕES TRIMESTRAIS

1- BALANÇO PATRIMONIAL

Saldos em	Em milhares de reais

		Consolidado		Controladora
	Notas	30/09/08	30/06/08	30/09/08	30/06/08
Ativo
Circulante
Caixas e equivalentes	5.6	28.384.635	3.746.385	19.160.054	295.703
Investimentos curto prazo		1.213.430	—	1.213.430	—
Contas a receber de clientes		11.187.568	8.106.302	6.230.109	2.947.123
Partes relacionadas		179.057	56.741	1.232.842	1.436.829
Estoques	5.7	8.458.648	7.304.550	2.269.560	2.218.292
Tributos a recuperar ou compensar	5.8	2.902.071	2.093.228	1.541.052	965.368
Imposto de renda e contribuição social diferidos		1.646.054	708.765	1.556.327	408.021
Outros		1.474.043	1.133.579	693.301	500.928

		55.445.506	23.149.550	33.896.675	8.772.264

Não circulante
Realizável a longo prazo
Partes relacionadas		152	148	3.382.922	3.389.169
Empréstimos e financiamentos		169.660	163.302	125.520	122.112
Imposto de renda e contribuição social diferidos		233.070	—	57.726	—
Depósitos judiciais		1.691.637	1.598.258	1.127.399	1.066.029
Tributos a recuperar ou compensar	5.8	461.353	532.117	163.779	179.194
Adiantamentos a fornecedores de energia		968.622	984.502	—	—
Provisão para derivativos	5.23	393.153	1.969.432	375.172	1.779.452
Despesas antecipadas		549.488	412.869	—	—
Outros		432.139	359.787	207.170	209.128

		4.899.274	6.020.415	5.439.688	6.745.084

Investimentos	5.10	2.222.574	2.366.521	78.176.734	65.624.124
Intangiveis	5.11	11.177.271	11.170.069	10.428.215	10.498.516
Imobilizado	5.12	100.406.663	91.089.527	30.988.396	29.899.395
Diferido		89.149	105.401	—	—

		113.895.657	104.731.518	119.593.345	106.022.035

		174.240.437	133.901.483	158.929.708	121.539.383

Passivo e Patrimônio Líquido

Circulante
Empréstimos e financiamentos	5.13	1.305.374	1.202.225	—	—
Parcela do circulante de empréstimos de longo prazo	5.13	1.491.610	1.171.618	783.282	550.930
Contas a pagar a fornecedores e empreiteiros		5.679.069	4.296.165	2.674.342	2.046.481
Partes relacionadas		22.054	30.098	7.858.277	7.815.180
Salários e encargos sociais		1.408.477	1.165.797	886.396	662.305
Fundo de pensão	5.16	262.198	240.370	95.536	101.776
Provisão com obrigações para desmobilização de ativos		115.228	108.977	45.568	45.896
Dividendos e juros sobre o capital proposto		2.646.165	2.646.165	2.646.165	2.646.165
Provisão para imposto de renda		1.396.487	1.740.225	—	638.556
Tributos, contribuições e royalties		489.697	581.154	114.616	32.264
Provisão para derivativos	5.23	185.729	631.058	13.122	45.453
Subconcessão Ferrovia Norte Sul		443.958	420.385	—	—
Outros		1.699.050	1.210.394	305.356	387.505

		17.145.096	15.444.631	15.422.660	14.972.511

Não circulante

Empréstimos e financiamentos	5.13	36.670.758	32.362.210	10.715.279	10.707.375
Partes relacionadas		63	—	31.958.253	26.629.721
Provisões para contingências	5.14	2.773.853	2.602.328	1.558.451	1.462.515
Imposto de renda e contribuição social diferidos		7.677.883	7.079.124	497.057	373.188
Fundo de pensão	5.16	3.672.825	3.131.567	530.102	536.268
Provisão com obrigações para desmobilização de ativos	5.15	1.798.122	1.645.023	869.427	841.868
Subconcessão Ferrovia Norte Sul		443.958	420.385	—	—
Outros		2.891.458	2.114.051	1.826.960	1.827.934

		55.928.920	49.354.688	47.955.529	42.378.869

Resultado de exercícios futuros		93.628	44.286	—	—

Participações de minoritários		5.521.274	4.869.875	—	—

Patrimônio líquido
Capital social	5.17	47.434.193	28.000.000	47.434.193	28.000.000
Custo de captação de recursos		(160.771)	—	(160.771)	—
Recursos vinculados a futura conversão mandatória em	5.18	3.063.833
ações			3.063.833	3.063.833	3.063.833
Ajustes de avaliação patrimonial		(10.643)	332.654	(10.643)	332.654
Reservas de lucros		45.224.907	32.791.516	45.224.907	32.791.516

		95.551.519	64.188.003	95.551.519	64.188.003

		174.240.437	133.901.483	158.929.708	121.539.383

As notas explicativas e o anexo I são parte integrante das informações trimestrais

2- DEMONSTRAÇÃO DO RESULTADO

Em milhares de reais
Saldos em	(exceto quando indicado de outra forma)

		Consolidado					Controladora
		Acumulado					Acumulado
	Notas	3T/08	2T/08	3T/07	30/09/08	30/09/07	30/09/08	30/09/07
Receita bruta

Minerais e metais	9.1.1 e 9.2.1	17.875.129	15.876.401	13.231.562	45.698.681	42.397.206	22.750.229	14.979.229
Serviços de transporte		1.033.619	932.014	893.945	2.752.479	2.653.356	1.561.782	1.458.310
Vendas de produtos da área de alumínio		1.545.540	1.300.993	1.357.642	4.018.390	4.281.992	250.471	170.041
Vendas de produtos siderúrgicos		366.950	357.209	317.646	1.044.348	982.716	—	—
Outros produtos e serviços		565.442	417.844	236.403	1.306.301	547.869	316.326	81.586

		21.386.680	18.884.461	16.037.198	54.820.199	50.863.139	24.878.808	16.689.166
Impostos e contribuições sobre vendas e serviços		(688.679)	(549.165)	(416.598)	(1.662.162)	(1.184.567)	(1.217.996)	(882.133)

Receita operacional líquida		20.698.001	18.335.296	15.620.600	53.158.037	49.678.572	23.660.812	15.807.033

Custos dos produtos e serviços	9.1.2 e 9.2.2
Minerais e metais		(6.388.389)	(5.858.827)	(5.409.179)	(17.913.686)	(16.543.333)	(10.856.551)	(8.592.502)
Serviços de transporte		(594.390)	(560.210)	(519.736)	(1.646.930)	(1.608.032)	(703.096)	(554.073)
Produtos da área de alumínio		(1.050.151)	(918.014)	(785.512)	(2.773.997)	(2.392.638)	(278.141)	(88.143)
Produtos siderúrgicos		(309.231)	(291.826)	(309.827)	(898.825)	(921.503)	—	—
Outros produtos e serviços		(299.622)	(262.560)	(243.034)	(811.305)	(458.085)	(129.456)	(31.661)

		(8.641.783)	(7.891.437)	(7.267.288)	(24.044.743)	(21.923.591)	(11.967.244)	(9.266.379)

Lucro bruto		12.056.218	10.443.859	8.353.312	29.113.294	27.754.981	11.693.568	6.540.654

Margem bruta		58,2%	57,0%	53,5%	54,8%	55,9%	49,4%	41,4%

Despesas operacionais
Com vendas e administrativas	9.1.3, 9.2.5 e 5.24	(670.546)	(631.544)	(581.362)	(1.901.939)	(1.750.188)	(942.892)	(726.217)
Pesquisa e desenvolvimento	9.1.4 e 9.2.6	(559.096)	(462.937)	(390.859)	(1.353.039)	(935.305)	(753.146)	(473.635)
Outras despesas operacionais	9.1.5, 9.2.7 e 5.24	(716.657)	(149.365)	(396.046)	(1.223.485)	(810.064)	(327.013)	(160.919)

		(1.946.299)	(1.243.846)	(1.368.267)	(4.478.463)	(3.495.557)	(2.023.051)	(1.360.771)

Lucro operacional antes do resultado financeiro e das participações societárias		10.109.919	9.200.013	6.985.045	24.634.831	24.259.424	9.670.517	5.179.883

Resultado de participações societárias	9.2.4

Equivalência patrimonial	5.10	48.682	69.448	44.230	163.171	97.391	9.911.806	17.234.428
Provisão para perdas		—	—	—	—	—	38.288	40.710
Variação cambial sobre o patrimônio líquido e ágio das					—		—
empresas no exterior		1.341.430	(676.644)	(343.329)	559.715	(956.853)	4.740.404	(7.908.172)
Amortização de ágio	5.11	(352.684)	(336.215)	(344.579)	(1.078.049)	(971.744)	(1.078.048)	(964.839)

		1.037.428	(943.411)	(643.678)	(355.163)	(1.831.206)	13.612.450	8.402.127

Resultado financeiro líquido	9.1.6, 9.2.8 e 5.22	1.312.234	(889.857)	137.949	(1.633.790)	(117.407)	(3.384.194)	2.882.172

Resultado não operacional	5.24	—	—	196.870	138.879	1.457.636	—	1.300.726

Lucro antes do imposto de renda e da contribuição social		12.459.581	7.366.745	6.676.186	22.784.757	23.768.447	19.898.773	17.764.908
Imposto de renda e contribuição social	9.1.7, 9.2.9 e 5.9	111.364	(2.571.182)	(1.632.336)	(3.129.701)	(6.902.695)	(639.505)	(2.169.014)

Lucro antes das participações de minoritários		12.570.945	4.795.563	5.043.850	19.655.056	16.865.752	19.259.268	15.595.894
Participações de minoritários		(137.558)	(222.577)	(385.119)	(395.788)	(1.269.858)	—	—

Lucro líquido do período		12.433.387	4.572.986	4.658.731	19.259.268	15.595.894	19.259.268	15.595.894

Quantidade de ações em circulação no final do período (em milhares) (a)		5.278.381	4.832.391	4.832.391	5.278.381	4.832.391	5.278.381	4.832.391

Lucro líquido por ação em circulação no final do período (R$)		2,36	0,94	0,96	3,65	3,23	3,65	3,23

As notas explicativas e o anexo I são parte integrante das informações trimestrais

(a)	Inclui 30.341.144 ações preferenciais e 56.582.040 ações ordinárias vinculadas a emissão de títulos mandatoriamente conversíveis (vide nota explicativa 5.18).

3- DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LIQUIDO

Exercícios findos em 30 de setembro	Em milhares de reais

					Reservas de lucros
		Custo de	Recursos vinculados à	Ajustes de
		captação de	futura conversão	avaliação	Expansão/	Ações em			Incentivos	Lucros
	Capital social	recursos	mandatória em ações	patrimonial	Investimentos	tesouraria	Lucros a realizar	Legal	fiscals	Acumulados	Total
Em 31 de dezembro de 2006	19.492.401	—	—	—	18.108.363	(790.308)	122.500	2.070.962	92.840	—	39.096.758

Lucro líquido do período	—	—	—	—	—	—	—	—	—	20.005.562	20.005.562
Capitalização de reservas	8.507.599	—	—	—	(7.672.690)	—	—	(751.545)	(83.364)	—	—
Realização de reservas	—	—	—	—	—	—	(61.617)	—	—	61.617	—
Permuta ações de empresas incorporadas Samitri	—	—	—	—	—	84	—	—	—	—	84
Dividendos intermediários	—	—	—	—	(370.050)	—	—	—	—	(14.402)	(384.452)
Remuneração proposta aos acionistas	—	—	—	—	—	—	—	—	—	(4.752.323)	(4.752.323)
Recursos vinculados à futura conversão mandatória em ações	—	—	3.063.833	—	—	—	—	—	—	—	3.063.833
Apropriação às reservas de lucros	—	—	—	—	14.219.808	—	—	1.000.278	80.368	(15.300.454)	—

Em 31 de dezembro de 2007	28.000.000	—	3.063.833	—	24.285.431	(790.224)	60.883	2.319.695	89.844	—	57.029.462
Lucro líquido do período	—				—	—	—	—	—	2.252.895	2.252.895
Permuta ações de empresas incorporadas Samitri	—				—	6	—	—	—	—	6

Em 31 de março de 2008	28.000.000	—	3.063.833	—	24.285.431	(790.218)	60.883	2.319.695	89.844	2.252.895	59.282.363

Lucro líquido do período	—	—	—	—	—	—	—	—	—	4.572.986	4.572.986
Resultado não realizado em investimentos disponíveis para venda	—	—	—	332.654	—	—	—	—	—	—	332.654

Em 30 de junho de 2008	28.000.000	—	3.063.833	332.654	24.285.431	(790.218)	60.883	2.319.695	89.844	6.825.881	64.188.003

Lucro líquido do período	—	—	—	—	—	—	—	—	—	12.433.387	12.433.387
Permuta ações de empresas incorporadas Samitri	—	—	—	—	—	4	—	—	—	—	4
Custo de captação de recursos	—	(160.771)	—	—	—	—	—	—	—	—	(160.771)
Resultado não realizado em investimentos disponíveis para venda	—	—	—	(343.297)	—	—	—	—	—	—	(343.297)
Aumento de capital	19.434.193	—	—	—	—	—	—	—	—	—	19.434.193

Em 30 de setembro de 2008	47.434.193	(160.771)	3.063.833	(10.643)	24.285.431	(790.214)	60.883	2.319.695	89.844	19.259.268	95.551.519

4- DEMONSTRAÇÃO DOS FLUXOS DE CAIXA
Exercícios findos em	Em milhares de reais

	Consolidado					Controladora
	Acumulado					Acumulado
	3T/08	2T/08	3T/07	30/09/08	30/09/07	30/09/08	30/09/07
Fluxo de caixa das operações:
Lucro líquido período	12.433.387	4.572.986	4.658.731	19.259.268	15.595.894	19.259.268	15.595.894
Ajustes para reconciliar o lucro líquido do período com recursos provenientes de atividades operacionais:
Resultado de participações societárias	(1.037.428)	943.411	643.678	355.163	1.831.206	(13.612.450)	(8.402.127)
Resultado na venda de ativos	—	—	(196.870)	(138.879)	(1.457.636)	—	(1.300.726)
Depreciação, amortização e exaustão	1.226.887	1.250.502	998.881	3.790.317	2.819.102	1.275.893	1.036.092
Imposto de renda e contribuição social diferidos	(945.146)	528.310	(492.539)	(954.682)	(1.325.921)	(758.742)	(379.998)
Despesas financeiras e variações monetárias e cambiais, líquidas	(688.526)	(165.028)	(1.773.001)	(931.509)	(3.144.942)	2.560.538	(5.209.484)
Participações de minoritários	137.558	222.577	385.119	395.788	1.269.858	—	—
Baixa de bens do imobilizado	462.577	121.400	21.800	711.797	538.081	502.445	430.846
Amortização de ágio no custo dos produtos vendidos	—	—	—	—	51.416	—	51.366
Perdas (ganhos) líquidos não realizados com derivativos	1.402.071	(1.198.987)	(644.342)	750.755	(1.109.057)	394.476	(1.261.507)
Dividendos/juros sobre o capital próprio recebidos	15.228	22.866	13.084	38.094	58.553	723.621	1.761.865
Outros	143.817	(55.419)	103.485	175.450	278.570	82.758	433.399

	13.150.425	6.242.618	3.718.026	23.451.562	15.405.124	10.427.807	2.755.620

Redução (aumento) nos ativos:
Contas a receber de clientes	(2.924.362)	(1.335.306)	1.267.804	(3.882.350)	1.010.025	(3.851.208)	(574.156)
Estoques	(1.195.184)	(253.545)	(601.873)	(1.300.659)	(922.668)	(157.644)	(451.840)
Adiantamentos a fornecedores de energia	15.880	(29.157)	16.740	47.638	(116.783)	—	—
Outros	(1.461)	236.841	292.224	(153.900)	(165.126)	(413.267)	423.634

	(4.105.127)	(1.381.167)	974.895	(5.289.271)	(194.552)	(4.422.119)	(602.362)

Aumento (redução) nos passivos:
Contas a pagar a fornecedores e empreiteiros	591.468	171.349	194.026	749.559	798.566	664.500	409.537
Salários e encargos sociais	230.069	268.704	225.714	50.176	57.319	109.070	102.807
Tributos e Contribuições	9.051	1.556.723	1.100.160	172.128	1.326.508	148.891	424.769
Outros	(6.859)	(735.667)	(661.163)	(792.565)	(354.538)	(376.480)	743.567

	823.729	1.261.109	858.737	179.298	1.827.855	545.981	1.680.680

Recursos líquidos provenientes das atividades operacionais	9.869.027	6.122.560	5.551.658	18.341.589	17.038.427	6.551.669	3.833.938

Fluxo de caixa utilizado nas atividades de investimentos:
Aplicações financeiras	(1.213.430)	—	—	(1.213.430)	—	(1.213.430)	—
Empréstimos e adiantamentos a receber	(33.780)	(26.640)	6.344	(23.934)	71.112	(249.260)	365.560
Depósitos e garantias	(50.098)	(17.282)	(27.562)	(128.595)	(166.477)	(99.819)	(126.147)
Adições em investimentos	(146.660)	(13.744)	(32.267)	(178.984)	(129.512)	(749.067)	(1.529.298)
Adições ao imobilizado	(2.965.066)	(3.619.924)	(3.049.912)	(9.692.610)	(8.870.257)	(4.279.644)	(2.719.178)
Recursos provenientes da alienação de bens do imobilizado/investimentos	—	—	198.107	370.501	1.500.340	—	1.855.625
Caixa líquido utilizado na aquisição e aporte em subsidiarias, líquido do caixa da subsidiária	—	—	—	—	(6.404.069)	—	—

Recursos líquidos utilizados nas atividades de investimentos	(4.409.034)	(3.677.590)	(2.905.290)	(10.867.052)	(13.998.863)	(6.591.220)	(2.153.438)

Fluxo de caixa proveniente das (utilizado nas) atividades de financiamentos:
Empréstimos de curto prazo adições	205.334	705.367	1.069.785	2.539.515	5.985.344	3.153.575	2.696.053
Empréstimos de curto prazo baixas	(187.299)	(869.076)	(974.580)	(2.356.945)	(6.983.674)	(3.363.833)	(1.557.125)
Empréstimos e financiamentos captados a longo prazo	147.536	507.102	159.074	3.117.522	14.471.978	3.422.255	16.551.867
Emissão de títulos conversíveis, em ações ordinárias	—	—	—	—	2.481.454	—	—
Emissão de títulos conversíveis, em ações preferenciais	—	—	—	—	1.119.448	—	—
Pagamentos:
Partes relacionadas	—	—	—	—	—	—	(67.166)
Instituições financeiras	(260.740)	(1.068.375)	(1.674.798)	(1.543.090)	(22.796.094)	(1.323.825)	(17.663.923)
Juros sobre o capital próprio pagos a acionistas e dividendos	—	(2.248.245)	—	(2.248.245)	(2.218.024)	(2.109.750)	(1.669.057)
Aumento de capital	19.273.422	—	—	19.273.422		19.273.422
Ações em tesouraria	4	—	3	10	84	10	84

Recursos líquidos proveniente das (utilizado nas) atividades de financiamentos	19.178.257	(2.973.227)	(1.420.516)	18.782.189	(7.939.484)	19.051.854	(1.709.267)

Aumento (redução) no caixa e equivalentes	24.638.250	(528.257)	1.225.852	26.256.726	(4.899.920)	19.012.303	(28.767)
Caixa e equivalentes no início do período	3.746.385	4.274.642	3.652.203	2.127.909	9.777.975	120.188	203.090
Caixa e equivalentes de empresa incorporada	—	—	—	—	—	27.563	—

Caixa e equivalentes no final do período	28.384.635	3.746.385	4.878.055	28.384.635	4.878.055	19.160.054	174.323

Pagamentos efetuados durante o período por:
Juros de curto prazo	(6.886)	(25.556)	(23.492)	(66.011)	(124.982)	(93.620)	(87.588)
Juros de longo prazo	(498.135)	(584.351)	(622.818)	(1.576.730)	(1.855.774)	(1.906.367)	(1.934.331)
Imposto de renda e contribuição social	(2.124.844)	(351.924)	(986.218)	(5.406.818)	(4.857.954)	(1.707.112)	(1.504.897)
Transações que não envolveram caixa:
Adições ao imobilizado com capitalizações de juros	(235.411)	(28.633)	7.285	(275.576)	(258.245)	(175.787)	(178.756)
AFACs transferidos para investimento		—	—	—	—	(271.173)	(24.760)
Imposto de renda e contribuição social compensados	(229.177)	—	(516.382)	(375.303)	(1.390.349)	—	(1.045.539)

5— NOTAS EXPLICATIVAS ÀS INFORMAÇÕES TRIMESTRAIS FINDOS EM 30 DE SETEMBRO DE 2008 E DE 2007
(Valores expressos em milhares de reais, exceto quando indicado de outra forma)
5.1- Contexto Operacional
A Companhia Vale do Rio Doce (Vale) é uma sociedade anônima aberta que tem como atividades preponderantes a extração, o beneficiamento e a venda de minério de ferro, pelotas, cobre concentrado e potássio, a prestação de serviços logísticos, a geração de energia elétrica e a pesquisa e desenvolvimento mineral. Além disso, através de suas controladas diretas, indiretas e de controle compartilhado, opera nas áreas de minério de ferro, pelotas, níquel, cobre, metais preciosos, cobalto – (subproduto), manganês, ferroligas, caulim, carvão, produtos siderúrgicos, produtos da cadeia de alumínio e serviços de logística.
5.2- Apresentação das Informações Trimestrais
As informações trimestrais foram elaboradas de acordo com as práticas contábeis adotadas no Brasil, tomando-se como base a Lei das Sociedades por Ações, e as normas e pronunciamentos estabelecidos pela Comissão de Valores Mobiliários — CVM.
Como parte das Informações trimestrais, a Companhia apresenta como informação complementar o cálculo do lucro antes do resultado financeiro, resultado de participações societárias, imposto de renda e contribuição social e depreciação, amortização e exaustão — LAJIDA (EBITDA).
Embora o EBITDA, como definido anteriormente, não forneça uma medida de mensuração para fluxo de caixa operacional segundo os princípios contábeis brasileiros, é freqüentemente usado por analistas financeiros na avaliação de negócios, e a Administração da Companhia utiliza este indicador para a avaliação do desempenho operacional .
5.3- Pronunciamentos Contábeis Emitidos pela Comissão de Valores Mobiliários (CVM)
Em 28 de dezembro de 2007, foi promulgada a Lei nº 11.638, que altera, revoga e introduz novos dispositivos à Lei das Sociedades por Ações, notadamente em relação ao capítulo XV, sobre matérias contábeis, que entrou em vigor a partir de 1º de janeiro de 2008. Essa Lei teve, principalmente, o objetivo de atualizar a legislação societária brasileira para possibilitar o processo de convergência das práticas contábeis adotadas no Brasil com aquelas constantes nas normas internacionais de contabilidade (IFRS).
A convergência total para as normas contábeis internacionais ainda depende do processo de normatização a ser desenvolvido pela CVM.
Em linha com esse processo normativo a CVM emitiu em 29/01/08 a Deliberação CVM nº 534, que aprova o pronunciamento técnico CPC 02 (Comitê de Pronunciamentos Contábeis), que trata dos efeitos das mudanças nas taxas de câmbio e conversão das demonstrações contábeis, como conseqüência, os efeitos da variação cambial sobre investimentos no exterior passam a ser reconhecidos diretamente no patrimônio líquido, a partir das demonstrações anuais a serem encerradas em 31 de dezembro de 2008, portanto mantida essa orientação, o lucro líquido do exercício será ajustado por tais efeitos. A demonstração do resultado para os períodos apresentados, caso tivéssemos adotado essa deliberação na apresentação das informações trimestrais, seria afetada como segue:

	2008
	3T/08	2T/08	30/09/08
Lucro líquido do período	12.433	4.573	19.259
Variação cambial de investimentos	(5.933)	4.655	(449)

Lucro líquido do período — ajustado	6.500	9.228	18.810

Com relação aos demais efeitos decorrentes do processo de convergência, ainda não normatizados, é esperado que, a partir do exercício de 2009, o resultado do exercício não seja mais afetado pela amortizações de ágios gerados em processo de aquisição de empresas, que no período de nove meses de 2008, representou uma despesa de R$ 1.078.049 (R$ 352.684 no 3T08).
Em 02 de maio de 2008, a CVM emitiu a Instrução No 469/08 que trata da implementação da Lei 11.638, determinando a aplicação obrigatória nas informações trimestrais das modificações introduzidas diretamente pela lei.
As práticas contábeis já introduzidas pela Lei não tiveram impactos nos resultados trimestrais apresentados, no entanto em função da sua normatização pelos órgãos reguladores as informações contábeis poderão requerer ajustes.

5.4- Princípios e Práticas de Consolidação
As informações trimestrais consolidadas refletem os saldos de ativos e passivos em 30/09/08 e em 30/06/08 e das operações dos trimestres e períodos findos em 30/09/08, 30/06/08 e 30/09/07 da Controladora, de suas controladas diretas e indiretas e de controle compartilhado. As principais cifras das informações trimestrais individuais das empresas controladas e controladas de controle compartilhado consolidadas estão apresentadas no anexo I.
Nossa participação em projetos hidroelétricos é feita através de contratos de consórcio sob os quais a Companhia participa nos ativos e passivos dos empreendimentos na proporção da cota que detém sobre energia gerada. A Companhia não possui responsabilidade conjunta por nenhuma obrigação. Uma vez que não existe entidade legal para o projeto, não há demonstrações financeiras, declaração de imposto de renda, lucro líquido e patrimônio líquido separados. A legislação brasileira claramente estabelece que não existe entidade separada em virtude de contrato de consórcio. Dessa forma a Companhia reconhece a participação proporcional dos custos e das participações não divisíveis nos ativos relacionados aos projetos hidrelétricos.
Não ocorreram modificações nas práticas de consolidação da Companhia desde 31/12/07.
5.5- Sumário das Principais Práticas Contábeis
(a)	As demonstrações contábeis que estão sendo apresentadas foram elaboradas seguindo os princípios, métodos e critérios uniformes em relação àqueles adotados no encerramento do último exercício social findo em 31/12/07, exceto onde especificado em nota explicativa ;

(b)	No preparo das demonstrações contábeis, o uso de estimativas é requerido para contabilizar certos ativos, passivos e transações. Conseqüentemente, as demonstrações contábeis da Companhia incluem certas estimativas referentes às vidas úteis de ativos imobilizados, provisões para perdas em ativos, contingências, provisões operacionais e outras avaliações similares. Os resultados reais podem ser diferentes dessas estimativas.

(c)	Os direitos e obrigações em moedas estrangeiras são demonstrados às taxas de câmbio vigentes na data das demonstrações contábeis, sendo US$ 1,00 equivalente a R$ 1,9143 em 30/09/08 (US$ 1,00 equivalente a R$ 1,8389 em 30/09/07) e os em moeda nacional, quando aplicável, são atualizados monetariamente segundo os índices contratuais. Em 20/10/08, a cotação era de US$ 1,00 equivalente a R$ 2,118 representando uma desvalorização do real de aproximadamente 10,64% em relação a 30/09/08. As informações trimestrais foram preparadas de acordo com as práticas contábeis e, portanto, não refletem os efeitos de mudanças nas taxas de câmbio subseqüente à data do balanço.
5.6- Disponibilidade

	Consolidado		Controladora
	30/09/2008	30/06/2008	30/09/2008	30/06/2008
Caixas e bancos	1.152.556	1.095.644	65.208	55.209
Aplicações vinculadas ao CDI	12.682.741	998.060	11.705.243	240.494
Aplicações em time deposit/overnight	9.482.960	1.115.253	7.389.603	—
Aplicações em renda fixa (fundos)	4.998.982	497.447	—	—
Outros	67.396	39.981	—	—

	28.384.635	3.746.385	19.160.054	295.703

O acréscimo refere-se basicamente à aplicação financeira dos recursos recebidos através da captação ocorrida em agosto de 2008 (nota 5.17)
5.7- Estoques

	Consolidado		Controladora
	30/09/08	30/06/08	30/09/08	30/06/08
Produtos acabados
. Níquel, co-produtos e subprodutos da Inco	3.567.664	2.939.393	—	—
. Minério de ferro e pelotas	1.278.844	1.291.685	1.101.113	1.095.671
. Manganês e ferroligas	237.877	262.958	—	—
. Produtos de alumínio	343.311	313.274	25.562	25.926
. Concentrado de cobre	46.282	49.532	46.282	49.532
. Produtos siderúrgicos	81.475	53.331	—	—
. Outros	175.088	155.922	78.958	62.622

	5.730.541	5.066.095	1.251.915	1.233.751
Peças de reposição e manutenção	2.728.107	2.238.455	1.017.645	984.541

	8.458.648	7.304.550	2.269.560	2.218.292

5.8- Tributos a Recuperar ou Compensar

	Consolidado		Controladora
	30/09/08	30/06/08	30/09/08	30/06/08
Imposto sobre lucro líquido	1.590.574	680.965	1.024.061	424.521
Imposto sobre circulação de mercadorias e serviços — ICMS	728.810	659.541	446.791	464.020
PIS e COFINS	952.448	898.531	180.116	200.003
INSS	39.755	25.067	22.031	24.708
Outros	51.837	361.241	31.832	31.310

Total	3.363.424	2.625.345	1.704.831	1.144.562

Circulante	2.902.071	2.093.228	1.541.052	965.368
Não circulante	461.353	532.117	163.779	179.194

	3.363.424	2.625.345	1.704.831	1.144.562

5.9- Imposto de Renda e Contribuição Social
Os valores do imposto de renda e da contribuição social que afetaram o resultado do período são demonstrados como segue:

	Consolidado					Controladora
	Trimestres (Não revisado)			Acumulado		Acumulado
	3T/08	2T/08	3T/07	30/09/08	30/09/07	30/09/08	30/09/07
Lucro antes do imposto de renda e da contribuição social	12.459.581	7.366.745	6.676.186	22.784.757	23.768.447	19.898.773	17.764.908
Resultado de participações societárias	(1.037.428)	943.411	643.678	355.163	1.831.206	(13.612.450)	(8.402.127)

	11.422.153	8.310.156	7.319.864	23.139.920	25.599.653	6.286.323	9.362.781

Alíquota combinada do imposto de renda e da contribuição social	34%	34%	34%	34%	34%	34%	34%

Imposto de renda e contribuição social às alíquotas da legislação	(3.883.532)	(2.825.453)	(2.488.754)	(7.867.573)	(8.703.882)	(2.137.350)	(3.183.346)

Ajustes que afetaram o cálculo dos tributos:

Imposto de renda e contribuição social de juros sobre o capital próprio	286.675	286.674	209.497	868.960	635.019	868.960	635.019
Incentivos fiscais	(29.057)	118.398	81.478	69.598	243.507	90.516	110.814
Resultados de empresas no exterior tributadas à aliquotas diferentes a da controladora	3.916.757	(58.266)	420.568	4.584.549	790.336	—	—
Incentivo de alíquota reduzida	29.105	44.964	17.978	90.906	62.625	—	—
Outros	247.502	(367.558)	10.165	(685.838)	(255.630)	2.150.106	(2.420.279)

Imposto de renda e contribuição social no resultado do período	111.364	(2.571.182)	(1.632.336)	(3.129.701)	(6.902.695)	(639.505)	(2.169.014)

Os ativos e passivos diferidos de imposto de renda e contribuição social decorrentes de prejuízos fiscais, bases negativas de contribuição social e diferenças temporárias são reconhecidos contabilmente levando-se em consideração a análise dos resultados futuros, fundamentada por projeções econômico-financeiras elaboradas com base em premissas internas e em cenários macroeconômicos, comerciais e tributários que podem sofrer alterações no futuro.
A Vale detém incentivos fiscais de isenção e de redução do imposto de renda. Os incentivos são calculados com base no lucro da exploração e levaram em conta níveis de produção reconhecida e incentivada para períodos definidos para cada produto e expiram de 2008 até 2013. Um montante igual ao obtido com a economia fiscal deverá ser apropriado a uma conta de reserva no patrimônio líquido e não poderá ser distribuído aos acionistas.
A Vale possui também incentivos fiscais de redução do imposto de renda relacionados ao projeto Goro em Nova Caledônia. Estes incentivos incluem isenções fiscais temporárias durante a fase de construção do projeto e são estendidos a um período de 15 anos a contar do primeiro ano de produção comercial, conforme definido na legislação aplicável, seguido de 5 anos de isenção fiscal temporária de 50%.
Adicionalmente, Goro goza de certas isenções de impostos tais como impostos de importação durante a fase de construção e da vida comercial do projeto. Alguns desses benefícios, incluindo isenção fiscal temporária estão sujeitos a interrupção antecipada do benefício caso o projeto atinja determinada taxa de retorno. A Vale está sujeita a impostos de renda regional sobre o lucro a partir do primeiro ano que atingir a produção comercial, conforme definido em legislação aplicável. Até a presente data não houve resultado algum para fins de tributação na Nova Caledônia. Os benefícios da legislação poderão ser aplicados a qualquer imposto que porventura sejam aplicáveis uma vez que o projeto Goro esteja em operação.

5.10- Investimentos

	Investimentos		Resultado de Equivalência Patrimonial
			Trimestres (Não revisado)			Acumulado
	30/09/08	30/06/08	3T/08	2T/08	3T/07	30/09/08	30/09/07
Investimentos avaliados a mercado (a)
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (b)	380.160	750.408	15.168	17.525	13.084	32.693	24.255
ThyssenKrupp CSA — Cia Siderúrgica	848.979	737.548	—	—	—	—	—
Mirabela Nickel Ltd	81.375	112.038	—	—	—	—	—
Hudbay Minerals Inc.	43.179	75.397	—	—	—	—	—
Heron Resources Inc	13.846	18.896	—	—	—	—	—

	1.367.539	1.694.287	15.168	17.525	13.084	32.693	24.255

Investimentos avaliados pelo método de equivalência patrimonial
Log-In — Logistica Intermodal S/A.	208.362	201.445	470	8.423	7.009	18.107	2.670
Shandong Yankuang International Company Ltd	47.393	39.805	(3.338)	2.962	421	(302)	(3.355)
Henan Longyu Energy Resources Co. Ltd.	360.117	253.330	35.778	36.850	19.441	110.294	67.006

	615.872	494.580	32.910	48.235	26.871	128.099	66.321

Outros	239.163	177.654	604	3.688	4.275	2.379	6.815

	2.222.574	2.366.521	48.682	69.448	44.230	163.171	97.391

(a)	Investimentos avaliados a valor de mercado, ou equivalente, a partir de junho de 2008, com reflexo no grupo de Ajustes de Avaliação Patrimonial no patrimônio líquido.

(b)	Os valores registrados como equivalência patrimonial referem-se a dividendos recebidos
5.11- Intangíveis
Referem-se basicamente a ágios pagos por expectativa de rentabilidade futura.

	Intangíveis		Amortização de ágio
			Trimestres (Não revisado)			Acumulado
	30/09/08	30/06/08	3T/08	2T/08	3T/07	30/09/08	30/09/07
Intangíveis por segmento

Minério de ferro e pelotas
Ágio — Minerações Brasileiras Reunidas - MBR (Inclui ágio Caemi) (b)	4.199.027	4.337.639	(138.612)	(138.612)	(138.612)	(415.836)	(401.305)
Outras empresas (a, b)	5.749	5.672	(829)	(677)	(2.479)	(2.524)	(6.905)

	4.204.776	4.343.311	(139.441)	(139.289)	(141.091)	(418.360)	(408.210)

Níquel
Ágio na aquisição da Inco Limited (a, b)	6.056.935	6.063.399	(212.143)	(195.230)	(203.488)	(655.157)	(563.534)
Outros direitos Vale Inco	749.056	671.553	—	—	—	—

	6.805.991	6.734.952	(212.143)	(195.230)	(203.488)	(655.157)	(563.534)

Carvão
Ágio na aquisição da Vale Austrália (a, b)	166.504	91.806	(1.100)	(1.696)	—	(4.532)	—

Total consolidado	11.177.271	11.170.069	(352.684)	(336.215)	(344.579)	(1.078.049)	(971.744)

Intangíveis não registrados na controladora	(749.056)	(671.553)	—	—	—	—	6.905

Total controladora	10.428.215	10.498.516	(352.684)	(336.215)	(344.579)	(1.078.049)	(964.839)

(a)	Ágio não registrado na controladora; e

(b)	Ágios pagos por expectativa de rentabilidade futura (prazo de amortização de 10 anos).

5.12- Imobilizado
(a) Por tipo de ativo:

		Consolidado				Controladora
	Taxas	30/09/08			30/06/08	30/09/08			30/06/08
	médias de		Depreciação				Depreciação
	depreciação	Custo	acumulada	Líquido	Líquido	Custo	acumulada	Líquido	Líquido
Terrenos	0,00%	292.151	—	292.151	230.654	148.731	—	148.731	133.947
Imóveis	3,65%	8.142.628	(2.055.729)	6.086.899	5.486.297	3.183.431	(904.216)	2.279.215	2.166.958
Instalações	3,78%	25.784.711	(9.029.633)	16.755.078	16.351.846	12.936.970	(3.902.679)	9.034.291	8.937.397
Equipamentos	7,36%	11.779.889	(3.766.195)	8.013.694	7.296.231	4.419.852	(1.564.557)	2.855.295	2.762.843
Equipamentos de informática	20,00%	1.925.513	(1.031.281)	894.232	929.569	1.522.036	(869.196)	652.840	834.915
Ferrovias	3,03%	13.166.003	(4.219.889)	8.946.114	8.621.685	9.974.408	(3.804.579)	6.169.829	5.899.800

Direitos minerários	3,25%
		26.855.125	(2.628.695)	24.226.430	21.011.701	1.645.812	(368.139)	1.277.673	1.252.807
Outros	7,30%	11.055.660	(3.511.137)	7.544.523	7.418.551	2.896.375	(1.365.041)	1.531.334	1.567.494

		99.001.680	(26.242.559)	72.759.121	67.346.534	36.727.615	(12.778.407)	23.949.208	23.556.161
Imobilizações em curso		27.647.542	—	27.647.542	23.742.993	7.039.188	—	7.039.188	6.343.234

Total		126.649.222	(26.242.559)	100.406.663	91.089.527	43.766.803	(12.778.407)	30.988.396	29.899.395

5.13- Empréstimos e Financiamentos
Captados a curto prazo

	Consolidado		Controladora
	30/09/08	30/06/08	30/09/08	30/06/08
Financiamento de comércio exterior	1.204.787	1.202.225	—	—
Capital de giro	100.587	—	—	—

	1.305.374	1.202.225	—	—

Captados a longo prazo

	Consolidado				Controladora
	Passivo circulante		Exigível a longo prazo		Passivo circulante		Exigível a longo prazo
	30/09/08	30/06/08	30/09/08	30/06/08	30/09/08	30/06/08	30/09/08	30/06/08
Operações no exterior
Empréstimos e financiamentos em:
Dólares norte-americanos	430.339	375.657	12.585.976	10.495.844	323.960	272.831	862.406	839.944
Outras moedas	47.666	67.902	396.311	335.390	6.440	6.471	16.064	14.949
Títulos em dólares norte-americanos	—	228	12.700.106	10.623.296	—	—	—	—
Securitização de exportações (*)	104.565	86.098	313.943	283.134	—	—	—	—
Notas perpétuas	—	59	158.264	131.610	—	—	—	—
Encargos decorridos	425.052	386.473	—	—	7.661	18.338	—	—

	1.007.622	916.417	26.154.600	21.869.274	338.061	297.640	878.470	854.893

Operações no país
Indexados por TJLP, TR, IGP-M e CDI	115.295	67.966	4.536.522	4.523.279	76.568	66.129	4.327.830	4.344.456
Cesta de moedas	2.750	2.367	8.978	8.026	2.710	2.292	8.979	8.026
Debêntures não conversíveis em ações	—	—	5.970.658	5.961.631	—	—	5.500.000	5.500.000
Encargos decorridos	365.943	184.868	—	—	365.943	184.869	—	—

	483.988	255.201	10.516.158	10.492.936	445.221	253.290	9.836.809	9.852.482

	1.491.610	1.171.618	36.670.758	32.362.210	783.282	550.930	10.715.279

								10.707.375

(*)	Títulos da dívida securitizados por recebíveis futuros oriundos de determinadas vendas de exportações.

As Parcelas à longo prazo em 30 de setembro de 2008 têm vencimento nos seguintes anos:

	Consolidado		Controladora
2009	204.058	1%	28.378	0%
2010	4.914.853	13%	1.902.745	18%
2011	4.902.598	13%	296.152	3%
2012	1.586.411	4%	189.214	2%
2013 em diante	24.433.915	67%	8.298.790	77%
Sem data de vencimento (Notas perpétuas e debêntures não conversíveis em ações)	628.923	2%	—	0%

	36.670.758	100%	10.715.279	100%

Em 30 de setembro de 2008, as taxas de juros anuais sobre as dívidas à longo prazo eram como segue:

	Consolidado	Controladora
Até 3%	220.796	40.922
3,1% até 5%	11.196.642	1.102.987
5,1% até 7%	11.345.561	769.634
7,1% até 9%	5.761.588	722.353
9,1% até 11%	218.805	12.432
Acima de 11% (*)	8.850.233	8.850.233
Variáveis (Notas perpétuas)	568.743	—

	38.162.368	11.498.561

(*)	Inclui debêntures não conversíveis e outros empréstimos em Reais (R$) cuja remuneração é igual a variação acumulada da taxa do CDI mais spread. Para estas operações foram contratados instrumentos financeiros derivativos a fim de proteger a exposição da Companhia às variações da dívida flutuante em Reais. O total contratado para estas operações é de R$ 9.878 e, o custo médio após a contratação do hedge é de 5,18%.
As variações percentuais relativas aos índices aplicados à dívida em cada trimestre foram as seguintes:

	%
	30/09/08	30/06/08	31/12/07
Indexados à Taxa de Juros de Longo Prazo — TJLP (taxa efetiva)	1,5	1,5	1,5
Indexados ao Indice Geral de Preços-Mercado — IGP-M	1,6	4,3	2,4
Valorização (desvalorização) do Dólar norte-americano diante o Real	20,0	(9,0)	(1,3)
Em 28 de janeiro de 2008 foi contratada uma operação para financiamento de capital de giro de R$ 2 bilhões com vencimento em 2018.
Em abril de 2008 a Vale participou de acordos com o Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Banco Nacional Brasileiro e com agências japonesas de financiamentos de longo prazo, Banco Japonês para a Cooperação Internacional (JBIC), Exportação Nipônica e Seguro de Investimentos (NEXI) para o financiamento dos projetos de mineração, logística e geração de energia desenvolvidos durante o projeto de Investimentos da Vale para 2008-2012. Tais acordos compreendem um pacote financeiro de quase US$ 10 bilhões feito para suportar investimentos relativos às iniciativas de crescimento Vale.
A Vale possui linhas de crédito totalmente envolvidas com sindicatos bancários que trabalham como um redutor de impacto da liquidez de curto prazo permitindo uma gerência de caixa mais eficiente. Sobre facilidades de crédito, montantes sacados e reembolsados podem ser desenbolsados novamente na opção do Mutuário. Em 30 de Setembro de 2008 o montante total disponível envolvendo linhas de crédito era de US$ 1,9 bilhão, sendo US$ 1,15 bilhão garantidos pela Vale International e pela Vale Inco. Até 30 de Setembro de 2008 nem a Vale International, nem a Vale Inco sacaram qualquer montante disponibilizado por esta facilidade e a Vale Inco sacou US$ 113,2 milhões em letras de crédito.
Alguns dos instrumentos financeiros de longo prazo contém coberturas financeiras. A principal cobertura requer manter certas taxas, como dívidas versus EBITDA e cobertura de juros. A companhia está em conformidade com as coberturas financeiras requeridas até 30 de setembro de 2008.
Em 30 de setembro de 2008, as Notas de Juros Fixos denominadas em US Dollares no valor de R$ 12.700.106 (30 de junho de 2008 R$ 10.623.296) e outros débitos de R$ 24.391.888 (30 de junho de 2008 R$ 22.002.294) não estão securitizados. A securitização de exportações de R$ 418.508 (30 de junho de 2008 R$ 369.232) está securitizada por contas a receber futuras oriundas de algumas vendas de exportação realizadas pela subsidiária CVRD Overseas Ltd. Empréstimos obtidos de agentes internacionais de R$ 109.559 (30 de junho de 2008 R$ 110.785) estão garantidas pelo Governo Federal Brasileiro, para os quais existem contragarantias nos mesmos valores segurados pelas ações. O débito de longo prazo restante de R$ 542.307 (30 de junho de 2008 R$ 507.061) está segurado principalmente por ativos das subsidiárias.

5.14- Passivos Contingentes e Compromissos
A Companhia e suas controladas são partes envolvidas em ações trabalhistas, cíveis, tributárias e outros em andamento e estão discutindo estas questões tanto na esfera administrativa como na judicial, as quais, quando aplicável, são amparadas por depósitos judiciais. As provisões para as perdas decorrentes destes processos são estimadas e atualizadas pela Administração, amparada pela opinião da Diretoria Jurídica da Companhia e de seus consultores legais externos.
Na data das Demonstrações Contábeis, a Companhia apresentava os seguintes passivos contingentes:
a)	Provisões para contingências, líquidas de depósitos judiciais, considerados pela Administração da Companhia e por seus consultores jurídicos como suficientes para cobrir eventuais perdas em processos judiciais de qualquer natureza, como segue:

	Consolidado		Controladora
	30/09/08	30/06/08	30/09/08	30/06/08
I) Contingências tributárias	2.254.933	2.237.539	1.248.980	1.293.708
(-) Depósitos judiciais	(982.308)	(958.069)	(847.155)	(830.429)

	1.272.625	1.279.470	401.825	463.279

II) Contingências cíveis	433.013	397.914	258.275	211.216
(-) Depósitos judiciais	(40.379)	(72.003)	—	—

	392.634	325.911	258.275	211.216

III) Contingências trabalhistas	1.075.680	969.650	889.822	784.685
IV) Contingências ambientais	32.914	27.297	8.529	3.335

Total de passivos provisionados	2.773.853	2.602.328	1.558.451	1.462.515

	30/09/08	30/09/08
Saldo no inicio do período	2.602.328	1.462.515
Reversões líquidas de provisões	(190.857)	(181.586)
Pagamentos	(9.879)	(9.652)
Atualização Monetária	364.875	303.900
Depósitos judiciais	7.386	(16.726)

Saldo no final do período	2.773.853	1.558.451

1)	Contingências Tributárias
     As principais naturezas das causas tributárias são:
•	Imposto sobre Circulação de Mercadorias e Serviços (ICMS) – Os valores contingenciados se referem ao direito de crédito e diferencial de alíquota relacionados a transferências de ativos entre estabelecimentos da Companhia;

•	Imposto sobre Serviços (ISS) – Em sua maioria os processos são referentes ao questionamento do local de cobrança do imposto;

•	Contribuição para Financiamento da Seguridade Social (COFINS) – As contingências referem-se em sua maioria a majoração de alíquota de 2% para 3% de 1999 a 2000 de empresas incorporadas;

•	Imposto de Importação (II) – A provisão constituída está relacionada a desenquadramento na classificação fiscal na importação de equipamentos de empresas incorporadas;

•	Adicional de Indenização do Trabalhador Portuário (AITP) – Valor referente à cobrança de taxa de indenização dos trabalhadores portuários em concessão de porto público equiparado a porto privado;

•	Imposto de Renda e Contribuição Social – Referem-se substancialmente a discussão sobre a compensação de prejuízos fiscais e bases negativas de contribuição social acima do limite de 30% do lucro tributável e atualização monetária dos ativos de empresas incorporadas; e

•	Outras – Envolvem discussões relativas a compensação de créditos tributários e base de cálculo da Compensação Financeira pela Exploração de Recursos Minerais – CFEM.

2)	Contingências Cíveis

As ações cíveis estão relacionadas às reclamações de empresas contratadas por perdas que supostamente teriam ocorrido como resultado de vários planos econômicos, acidentes e ação reivindicatória solicitando devolução de terreno.

3)	Contingências Trabalhistas

Contingências trabalhistas e previdenciárias – consistem principalmente de: (a) horas “itinere”, (b) adicional de periculosidade e insalubridade, (c) reclamações vinculadas a disputas sobre o montante de compensação pago sobre demissões e ao terço constitucional de férias.

Adicionalmente às provisões registradas, existem outros passivos contingentes no montante de R$ 6.254.987 (R$ 3.081.664 na controladora) para os quais, com base no prognóstico de nossos advogados, não há necessidade de constituição de provisão.
(b)	Em relação ao “Girardin Financing”, concedemos certas garantias em relação a Goro Níquel S.A (Goro) para quais a companhia garante pagamentos devidos por Goro pelo valor de USD 100 milhões (valor máximo) no caso de falta contratual. Adicionalmente, fornecemos garantia adicional com relação aos pagamentos de Goro com relação a: a) valores que excedam o valor máximo de indenização e (b) outros valores a serem pagos por Goro de acordo com um contrato de leasing sobre certos ativos.

A Companhia concedeu garantia cobrindo certos pagamentos de rescisão de contrato devidos por Goro ao seu fornecedor contratado de energia (ESA), com relação a acordo de fornecimento celebrado em outubro de 2004 para o projeto de desenvolvimento de níquel-cobalto de Goro em Nova Caledônia. O total a que poderia ser pago depende de vários fatores, incluindo rescisão por parte da ESA como resultado de uma omissão por parte de Goro e a data que a rescisão de ESA possa vir a ocorrer. Se Goro rescindir o contrato com a ESA antes da data estipulada do inicio de fornecimento para o projeto, a multa contratual poderia alcançar um valor máximo de $ 145 milhões. Assim que o fornecimento de energia iniciar, os valores garantidos diminuirão de acordo com a vida útil do contrato.

A Companhia tem a expectativa de que tais garantias não serão executadas e, portanto, não há passivos registrados.

(c)	Por ocasião do primeiro passo de sua privatização, em 1997, a Companhia emitiu debêntures para os acionistas existentes na ocasião, incluindo o Governo Brasileiro. Os termos das debêntures foram estabelecidos para garantir que os acionistas pré-privatização, incluindo o Governo Brasileiro, participassem em possíveis benefícios futuros, que pudessem ser obtidos a partir da exploração de certos recursos minerais.

Foram emitidas 388.559.056 debêntures com valor nominal unitário na data de emissão de R$ 0,01 (hum centavo de Real), cuja atualização se dá de acordo com a variação do Indice Geral de Preços de Mercado – IGP-M, conforme o disposto na escritura de emissão.

Os debenturistas têm o direito de receber prêmios, pagos semestralmente, nos meses de março e setembro, equivalentes a um percentual das receitas líquidas provenientes de determinados recursos minerais possuídos em maio de 1997 e cobertos pela escritura de emissão.

De acordo com a escritura de emissão, o valor do prêmio deverá ser acrescido de juros até o mês anterior ao do efetivo pagamento, e de 1% no mês em que o recurso for disponibilizado ao debenturista.

As vendas acumuladas de minério de ferro da Vale nas jazidas cobertas pelas debêntures participativas, no período compreendido entre maio de 1997 e 30 de setembro de 2008, foram de 596 milhões de toneladas métricas no Sistema Sudeste e de 671 milhões de toneladas métricas no Sistema Norte, Carajás. Na eventualidade das vendas anuais de minério de ferro permanecerem iguais ao nível realizado nos últimos doze meses, os patamares referidos na Escritura de Emissão de Debêntures para início de pagamento de prêmio, de 1,7 bilhão de toneladas métricas para o Sistema Sudeste e 1,2 bilhão de toneladas métricas para o Sistema Norte, seriam alcançados em 2018 e 2013, respectivamente. Todavia, tal previsão poderá não se confirmar, podendo as datas mencionadas para a obtenção dos níveis de produção de 1,7 bilhão de toneladas (Sistema Sudeste) e 1,2 bilhão de toneladas (Sistema Norte) serem antecipadas ou postergadas.

Em setembro de 2008 disponibilizamos para pagamento de remuneração das debêntures participativas o valor R$ 11.121. No ano de 2007 foi R$ 21.928.

5.15- Provisão com Obrigações para Desmobilização de Ativos
Em 30/09/08, a provisão com obrigações para desmobilização de ativos consolidada corresponde ao montante de R$ 1.798.122 (R$ 869.427 na controladora), classificada em “Provisão com obrigações para desmobilização de ativos” no passivo não circulante e R$ 115.228 (R$ 45.568 na controladora) classificado em “Outros” no passivo circulante.
5.16- Fundo de Pensão
As informações a seguir resumem o status dos elementos de benefícios dos planos de pensão, das atualizações do passivo atuarial e das contribuições das patrocinadoras para os planos.
a)	Plano de Pensão
Os resultados da avaliação atuarial estão assim resumidamente representados:

	Consolidado
	30/09/08			30/06/08
	(*) Planos de	Planos de	Outros	(*) Planos de	Planos de	Outros
	pensão	pensão	benefícios	pensão	pensão	benefícios
	superavitários	deficitários	deficitários	superavitários	deficitários	deficitários
Valor presente das obrigações no final do exercício	(5.702.768)	(7.628.866)	(2.621.039)	(5.683.264)	(6.341.242)	(2.164.272)
Valor justo dos ativos no final do exercício	7.468.808	6.922.151	18.369	8.002.692	5.756.345	15.276

Total	1.766.040	(706.715)	(2.602.670)	2.319.428	(584.897)	(2.148.996)

Ativo / (Passivo) atuarial líquido provisionado:
Curto prazo	—	(40.404)	(126.258)	—	(33.597)	(104.997)
Longo prazo	—	(666.311)	(2.476.412)	—	(551.300)	(2.043.999)

Ativo / (Passivo) atuarial líquido provisionado	—	(706.715)	(2.602.670)	—	(584.897)	(2.148.996)

	Controladora
	30/09/08			30/06/08
	(*) Planos de	Planos de	Outros	(*) Planos de	Planos de	Outros
	pensão	pensão	benefícios	pensão	pensão	benefícios
	superavitários	deficitários	deficitários	superavitários	deficitários	deficitários
Valor justo dos ativos no final do exercício	7.468.808	—	—	8.002.692	—	—
Valor presente das obrigações no final do exercício	(5.702.768)	—	—	(5.683.264)	—	—

Ativo / (Passivo) atuarial líquido provisionado	1.766.040	—	—	2.319.428	—	—

(*)	A Companhia não registrou em seu balanço patrimonial o ativo decorrente da avaliação atuarial, por não haver claramente uma evidência na realização, conforme estabelece o item 49 da NPC 26.
b)	Passivo Atuarial
Refere- se à responsabilidade da Companhia na complementação de aposentadorias, pensões e assistência médica relacionadas ao incentivo ao desligamento de funcionários nos períodos de 1987 e 1989.
Os resultados resumidos da avaliação atuarial estão assim representados:

	Consolidado (*)
	30/09/08		30/06/08
	Assistência	Abono	Assistência	Abono
	médica	complementação	médica	complementação
Valor justo dos ativos no final do exercício	—	326.980	—	303.895
Valor presente das obrigações no final do exercício	(269.987)	(682.631)	(267.633)	(674.306)
Passivo atuarial líquido provisionado:
Curto prazo	(26.650)	(68.886)	(22.290)	(79.486)
Longo prazo	(243.337)	(286.765)	(245.343)	(290.925)

	(269.987)	(355.651)	(267.633)	(370.411)

(*)	Os valores do Consolidado são os mesmos para Controladora.

c)	Contribuições das Patrocinadoras
As patrocinadoras realizaram as seguintes contribuições acumuladas por plano:

	Consolidado
	30/09/08	30/06/08
Planos de pensão superavitários	(48.365)	(29.960)
Planos de pensão deficitários	(302.327)	(197.317)
Outros benefícios deficitários	(68.384)	(42.898)
Plano abono complementação (*)	(66.089)	(49.777)
Plano de assistência médica para aposentados (*)	(22.325)	(16.686)

Total de contribuições	(507.490)	(336.638)

(*)	Referente ao passivo atuarial
5.17- Capital Social
As ações preferenciais possuem os mesmos direitos das ações ordinárias, com exceção do voto para eleição de membros do Conselho de Administração, e têm prioridade no recebimento de um dividendo mínimo anual de 6%, calculado sobre a parcela de capital constituída por esta classe de ações ou de 3% do valor do patrimônio líquido da ação, o que for maior entre eles.
Em 27 de abril de 2007 a Assembléia Geral Extraordinária (AGE) dos acionistas aprovou o aumento do capital social que passou a ser de R$ 28.000.000. O aumento ocorreu com capitalização de parte da reserva de expansão/investimentos de R$ 7.672.690, da reserva legal de R$ 751.545, e capitalização da reserva de incentivos fiscais de R$ 83.364 sem emissão de novas ações.
Em 30 de agosto de 2007 a Assembléia Geral Extraordinária (AGE) dos acionistas aprovou desdobramento acionário. A partir de setembro de 2007 cada ação existente passou, tanto ordinária quanto preferencial, a ser representada por duas ações.
Para fins comparativos consideramos retroativamente os efeitos do desdobramento de ações no cálculo do lucro líquido por ações em circulação, apresentadas na demonstração do resultado.
Em julho de 2008 a Vale através de oferta global emitiu 256.926.766 ações ordinárias e 164.402.799 ações preferenciais registrada no Brasil e no exterior. Dessa forma, a Companhia captou o valor de R$ 18.450 milhões, tendo o capital social aumentado neste valor. Em agosto de 2008 a Vale através de oferta suplementar emitiu 24.660.419 ações preferenciais, captando o valor de R$ 984 milhões. Com o fim da operação, o capital social aumentou em R$ 19.434 milhões e adicionalmente foi registrado em conta retificadora de custo de captação dos recursos, no valor de R$ 161 milhões. Assim, o capital social passou a ser composto de 3.256.724.482 ações ordinárias, e de 2.108.579.618 ações preferenciais, montando a R$ 47.434 milhões.
O Conselho de Administração poderá, independentemente de reforma estatutária, deliberar a emissão de novas ações (capital autorizado), inclusive mediante a capitalização de lucros e reservas até o limite autorizado de 3.600.000.000 ações ordinárias e 7.200.000.000 ações preferenciais, todas sem valor nominal.
Os conselheiros e diretores, como grupo, detêm 166.915 ações ordinárias e 715.112 ações preferenciais.
5.18- Recursos vinculados à Futura Conversão Mandatória em Ações
Em junho de 2007 a Companhia emitiu títulos mandatoriamente conversíveis em ações no valor de R$ 3.601 milhões, líquidos de encargos R$ 3.064 milhões, com vencimento em 2010. Os títulos têm cupom de 5,50% a.a. pago trimestralmente e direito ao recebimento de remuneração adicional equivalente a distribuição em caixa paga aos detentores das ADSs. Esses títulos se enquadram como instrumento de capital, principalmente pelo fato de que não há opção, tanto por parte da Companhia quanto por parte dos titulares de liquidar, total ou parcialmente, a operação com recursos financeiros, sendo portanto, a conversão em ações compulsória.
Em alinhamento com as práticas internacionais e após análises realizadas, foi concluído que os referidos títulos mandatoriamente conversíveis em ações têm características de títulos patrimoniais e conseqüentemente estão sendo reconhecidos contabilmente, líquidos dos encargos financeiros, como componente específico do Patrimônio Líquido.
Os recursos vinculados à futura conversão, líquidos dos encargos financeiros, representados por um máximo de 56.582.040 ações ordinárias são equivalentes a R$ 2.111 milhões e os representados por no máximo de 30.295.456 ações preferenciais são equivalentes a R$ 926 milhões. Todas as ações estão atualmente em tesouraria (vide nota explicativa 5.20).

Em 16 de outubro de 2008 a Vale anunciou que pagará juros adicionais aos detentores de notas obrigatoriamente conversíveis, das séries RIO e RIO P, no montante de R$ 1,187165 e R$ 1,409004, respectivamente, convertidos em dólares americanos de acordo com uma taxa de câmbio real/dólar americano vigente em 31 de outubro de 2008.
5.19- Incentivo de longo prazo
Em 2008, com o objetivo de incentivar a visão de “acionista”, para alguns dos executivos da Companhia, além de elevar a capacidade de retenção dos executivos e reforçar a cultura de performance sustentada o Conselho de Administração aprovou um Plano de Remuneração a Longo Prazo, que foi implementado em abril, para um ciclo de 3 anos (2008-2010).
De acordo com os termos do plano, os participantes, restrito a certos executivos, podem alocar uma parte de seus bônus anuais ao plano. A parte do bônus alocada ao plano é usada pelo executivo para comprar ações preferenciais da Vale, através de uma instituição financeira previamente definida em condições de mercado e sem nenhum benefício fornecido pela Vale.
Essas ações, compradas por cada executivo não tem restrições e de acordo com critérios próprios de cada participante, podem ser vendidas a qualquer momento. Contudo, para serem intitulados ao Plano de Remuneração a Longo Prazo fornecido pela Vale, o montante das ações inicialmente compradas pelos executivos na adoção do plano, devem ser mantidas por um período de três anos e os executivos precisam manter seu vínculo empregatício com a Vale durante esse período.
Estando enquadrado nessas duas condições descritas acima, (manter o número de ações compradas e continuar como funcionário da Vale por três anos) o participante é intitulado a receber da Vale um pagamento em caixa equivalente ao total de ações detidas, baseado em cotações de mercado.
A Companhia contabiliza o custo dos seus executivos de acordo com o Plano de Remuneração de Longo Prazo, seguindo os requerimentos do “IFRS (International Financial Reporting Standards 2) Share - Based Payment”. As obrigações são medidas em cada data de divulgação a valor justo, baseado em cotações de mercado. Os custos de compensação incorridos são reconhecidos, durante os três anos definidos como período aquisitivo. Em 30 de setembro de 2008 a empresa reconheceu uma obrigação de longo prazo, no montante de R$ 6.689 relativos a 714.081ações.
5.20- Ações em Tesouraria
Em 21/06/06 o Conselho de Administração autorizou, um programa de recompra de suas ações preferenciais durante o prazo máximo de 180 dias. Ao final do programa, haviam sido adquiridas 30.299.200 ações preferenciais.
Em 30/09/08, estavam em tesouraria 56.582.040 ações ordinárias e 30.340.904 ações preferenciais, no montante de R$ 790.214.
Em 16/10/08 o Conselho de Administração aprovou, um programa de recompra de ações envolvendo até 69.944.380 ações ordinárias e até 169.210.249 ações preferenciais, correspondentes respectivamente a 5,5% e 8,5% do número total de ações de cada classe em circulação (“free float”) com base na posição acionária de 30 de setembro de 2008.

Ações
	Quantidade		Custo de aquisição unitário			Cotação média em
Classe	30/09/08	30/06/08	Médio	Mínimo	Máximo	30/09/08	30/06/08
Preferenciais	30.340.904	30.341.012	43,45	41,13	45,15	45,66	49,47
Ordinárias	56.582.040	56.582.040	4,63	3,34	8,68	53,87	58,90

	86.922.944	86.923.052

5.21- Remuneração aos Acionistas
Em 30/04/08 a Vale remunerou seus acionistas o valor de R$ 2.109.750, sendo R$ 1.150.495, sob a forma de juros sobre o capital próprio e R$ 959.255 sob a forma de dividendos.
Em 16/10/08 o Conselho de Administração aprovou para pagamento da segunda parcela de remuneração aos acionistas, o valor total de R$ 3.448.160, sendo o montante de R$ 2.717.000 sob a forma de juros sobre o capital próprio e R$ 731.160 sob a forma de dividendos.

5.22- Resultado Financeiro

Consolidado
	Trimestres
	3T/08	2T/08	3T/07
Despesas financeiras
Juros	(509.184)	(445.648)	(599.771)
Contingências trabalhistas, cíveis e fiscais	(40.093)	(14.872)	(36.897)
CPMF	—	—	(41.516)
Outras	(197.042)	(253.163)	(418.281)

	(746.319)	(713.683)	(1.096.465)

Receitas financeiras
Partes relacionadas	1.041	3.068	2.548
Aplicações financeiras	431.063	42.671	35.708
Outras	34.641	4.472	25.313

	466.745	50.211	63.569

Derivativos	(1.111.776)	1.240.512	665.536

Variações monetárias e cambiais ativas:

Caixas e equivalentes	2.356.970	(273.606)	(227.613)
Contas a receber	1.812.034	(650.794)	(495.841)
Empréstimos	(4.768.344)	2.380.257	2.355.052
Outros	3.302.924	(2.922.754)	(1.126.289)

Líquido	2.703.584	(1.466.897)	505.309

Resultado financeiro líquido	1.312.234	(889.857)	137.949

Acumulado
	Acumulado
	Consolidado		Controladora
	30/09/08	30/09/07	30/09/08	30/09/07
Despesas financeiras
Juros	(1.509.991)	(2.110.340)	(2.048.766)	(2.430.992)
Contingências trabalhistas, cíveis e fiscais	(131.795)	(118.218)	(121.840)	(110.749)
CPMF	—	(222.996)	—	(167.534)
Outras	(822.510)	(1.480.063)	(305.590)	(1.016.201)

	(2.464.296)	(3.931.617)	(2.476.196)	(3.725.476)

Receitas financeiras
Partes relacionadas	6.492	5.255	26.102	20.343
Aplicações financeiras	527.453	161.777	397.489	40.257
Outras	100.708	367.613	10.218	9.499

	634.653	534.645	433.809	70.099

Derivativos	(490.204)	1.263.322	(162.174)	1.230.409

Variações monetárias e cambiais ativas:
Caixas e equivalentes	2.045.925	(656.984)	1.271.686	22.411
Contas a receber	1.016.464	(1.259.142)	72.887	72.887
Empréstimos	(2.037.323)	5.408.389	(898)	934.641
Outros	(339.104)	(1.481.631)	(273.475)	(5.120)
Partes relacionadas	95	5.611	(2.249.833)	4.282.321

Líquido	686.057	2.016.243	(1.179.633)	5.307.140

Resultado financeiro líquido	(1.633.790)	(117.407)	(3.384.194)	2.882.172

5.23- Instrumentos Financeiros – Derivativos
Política de gestão de risco
A Vale entende que o gerenciamento de risco é fundamental para apoiar sua estratégia de crescimento e flexibilidade financeira. Em decorrência desse objetivo, o Conselho de Administração estabeleceu uma política de gestão de risco corporativo e um comitê de gerenciamento de risco. A política de gestão de risco determina que a Vale irá avaliar o risco de fluxo de caixa regularmente e todas as propostas de mitigação de risco, quando necessárias, serão feitas com o objetivo de reduzir a volatilidade do fluxo de caixa. Esta política proíbe operações especulativas e requer diversificação de operações e contrapartes. Monitoramos e avaliamos regularmente nossa posição consolidada de forma a acompanhar os resultados financeiros e o impacto em nosso fluxo de caixa, bem como, para garantir que os objetivos inicialmente traçados sejam atingidos. Reconhecemos todas as operações de derivativos em nosso balanço de acordo com o valor de mercado e os ganhos ou perdas são devidamente contabilizados no resultado do periodo
Considerando a natureza dos negócios e operações da Vale, os principais fatores de risco de mercado aos quais estamos expostos são:
•	Taxas de juros;

•	Taxas de câmbio; e

•	Preços de produtos
As operações de derivativos são realizadas com instituições financeiras de primeira linha e a Vale avalia os limites e as exposições ao risco de crédito de suas contrapartes regularmente.
Metodologia de cálculo do valor justo das posições
Nós avaliamos os instrumentos financeiros calculando o seu valor presente, por meio da utilização das curvas de mercado que impactam o instrumento nas datas de apuração.
No caso de opções, a precificação é feita através do modelo Black & Scholes, modelo largamente utilizado para avaliação de opções, o qual utiliza basicamente a volatilidade do ativo-objeto, o preço do ativo-objeto, o preço de exercício da opção, a taxa de juros e o período até o vencimento. No caso de swaps, tanto a ponta ativa quanto a ponta passiva são estimadas de forma independente e trazidas a valor presente, onde a diferença do resultado entre as pontas gera o valor de mercado do swap.
Contratos sujeitos a chamada de margem
Temos contratos com chamadas de margem apenas nas operações de cobre e níquel contratadas pela Vale Inco. O valor total de margem depositada em Setembro é de R$ 31,8 milhões em caixa. Deste valor, R$ 23,4 milhões referem-se a posições que vencem em 2008, R$ 8,4 milhões em 2009.
Risco de câmbio e de taxa de juros
Nosso fluxo de caixa está sujeito a volatilidade de diversas moedas frente ao dólar. Enquanto os preços da maioria de nossos produtos são indexados ao dólar, representando cerca de 94% do total da receita, a maioria de nossos custos, despesas e investimentos são indexados a moedas diferentes do dolar, principalmente reais e dólares canadenses.
Dessa forma, a moeda referencial básica para nossas obrigações é o dólar norte-americano, de forma a reduzir a volatilidade potencial do fluxo de caixa da empresa que seria proveniente do descasamento entre nosso endividamento flutuante em Reais e nossa receita, quase que integralmente denominada em dólares. Para tanto, utilizamos instrumentos derivativos, cujo portfolio consiste, basicamente, de swaps de taxas de juros para converter os fluxos de caixa flutuantes em reais para fluxos de caixa em dólares a taxas fixas e flutuantes, sem qualquer alavancagem.
Por outro lado, a Vale também está exposta ao risco de taxa de juros sobre os empréstimos e financiamentos. A dívida de taxa de juros variável em dólar consiste principalmente em empréstimos incluindo operações de pré-pagamento de exportações, empréstimos em bancos comerciais e organizações multilaterais. Em geral, as dívidas de taxa variável em dólares são indexadas a US LIBOR (London Interbank Offered Rate). Para atenuar os efeitos da volatilidade das taxas de juros no fluxo de caixa a Vale considera o hedge natural entre a flutuação da taxa em dólar e dos preços dos metais. Quando não há hedge natural, a Vale pode optar por realizar o mesmo efeito com o auxílio de instrumentos financeiros.

As dívidas sujeitas a taxas de juros flutuantes em Reais são empréstimos na forma de debêntures, empréstimos junto ao BNDES e financiamento para aquisição de bens e serviços realizados no mercado brasileiro. Estas dívidas em Reais são indexadas principalmente ao CDI e a TJLP.
Nos quadros abaixo, são apresentadas as posições verificadas em 30/09/2008, com os valores nominais e justos de cada instrumento. Na área em cinza, são apresentados os desembolsos anuais de caixa relacionados a cada posição na hipótese de suas variáveis determinantes permanecerem exatamente como observado no dia 30/092008, abaixo sumarizadas;

	Posição em		Valor Justo realizado no tempo
Em Milhares R$	30/06/2008	30/09/2008	4Q2008	2009	2010	2011	2012
Debêntures	1.297.305	553.168	237.707	397.155	(81.694)
Financ.p/ aquisição de bens e serviços	235.329	136.965	46.721	127.612	(37.368)
NCE	193.906	(190.182)	0	54.957	56.887	66.446	(150)
TJLP	(24.634)	(200.657)	2.617	6.400	(752)	(5.856)	46.344
Folha de pagamento	193.797	0
Platina	(34.467)	(3.479)	(3.479)
Gás Natural	18.647	(3.342)	(1.597)	(1.744)
Taxa de Juros	(8.410)	(10.542)	(227)	(4.739)	(3.717)	(1.860)
Cobre	(261.971)	(77.419)	(77.419)
Niquel	(57.364)	(118.503)	(39.523)	(70.904)	(8.076)
Ouro	(34.010)	(18.637)	(18.637)
Aluminio	(247.936)	(39.370)	(39.370)
KFW	6.071	4.900	4.900
Fluxo de caixa		29.408	29.408

Valor total consolidado	1.276.262	62.310	141.102	508.738	-74.720	58.730	46.194

% Receita últimos 12 meses		0,09%	0,20%	0,72%	-0,11%	0,08%	0,07%

	Valor Justo realizado no tempo
Em Milhares R$	2013	2014	2015	2016	2017	2018	2019
Debêntures
Financ.p/ aquisição de bens e serviços
NCE	41.742	34.542	(444.607)
TJLP	1.971	(114.820)	(18.295)	(18.444)	(18.495)	(18.514)	(62.814)
Folha de pagamento
Platina
Gás Natural
Taxa de Juros
Cobre
Niquel
Ouro
Aluminio
KFW
Fluxo de caixa

Valor total consolidado	43.713	-80.278	-462.902	-18.444	-18.495	-18.514	-62.814

% Receita últimos 12 meses	0,06%	-0,11%	-0,66%	-0,03%	-0,03%	-0,03%	-0,09%

Receita últimos 12 meses		70.341.000

							Recebimentos (Pagamentos)
	Nominal		Nominal		Valor Justo	Valor Justo	Acumulados até		Valor Justo Por			2011 em
	30/09/2008		30/06/2008		30/09/2008	30/06/2008	30/09/2008	30/06/2008	Vencimento 2008	2009	2010	diante (a)
Debêntures
Swap
Ativa		5.430.891		5.430.891	6.105.874	5.828.990	156.521	121.671	237.707	397.155	(81.694)	—
Passiva	US$	2.589.800	US$	2.589.800	(5.552.705)	(4.531.685)

					553.169	1.297.305

Financiamento para aquisição de bens e serviços
Swap
Ativa		984.738		984.738	1.283.733	1.204.745	42.369	42.369	46.721	127.612	(37.368)	—
Passiva	US$	484.000	US$	484.000	(1.146.768)	(969.417)

					136.965	235.328

NCE
Swap
Ativa		1.479.695		1.580.955	1.560.276	1.549.917	28.836	—	—	54.957	56.887	66.446
Passiva	US$	850.000	US$	900.000	(1.750.458)	(1.356.011)

					(190.182)	193.906

TJLP
Swap
Ativa		1.171.164		1.171.164	907.457	899.014	11.027	6.065	2.617	6.400	(752)	(5.856)
Passiva	US$	685.444	US$	685.444	(1.108.114)	(923.648)

					(200.657)	(24.634)

(a) Valor Justo Por	Detalhamentos de 2011 em diante:
Vencimento	2011	2012	2013	2014	2015	2016	2017	2018	2019
NCE	66.446	(150)	41.742	34.542	(444.607)	—	—	—	—
TJLP	(5.856)	46.344	1.971	(114.820)	(18.295)	(18.444)	(18.495)	(18.514)	(62.814)
Adicionalmente de forma a reduzir a volatilidade do fluxo de caixa referente ao valor da folha de pagamento dos empregados da Vale baseados no Brasil para 2007 e 2008, realizamos operações de swaps cambiais com vencimentos mensais. Em junho, o valor de mercado desta posição era de R$ 193,8 milhões. Em setembro decidimos liquidar antecipadamente esta posição tendo em vista o hedge natural oferecido pelo investimento de parte de nosso caixa, proveniente dos recursos levantados na oferta global de ações concluída em agosto de 2008, em instrumentos financeiros denominados em Reais. O valor total recebido neste trimestre referente a esta operação foi de R$ 222,9 milhões.
De forma a reduzir a volatilidade do fluxo de caixa associada a um financiamento do KFW indexado a EURIBOR decidimos realizar um swap onde os fluxos em Euros são convertidos para fluxos em dólares.

					Recebimentos (Pagamentos)
	Nominal	Nominal	Valor Justo	Valor Justo	Acumulados até		Valor Justo por vencimento
	30/09/2008	30/06/2008	30/09/2008	30/06/2008	30/09/2008	30/06/2008	2008	2009	2010	2011
KFW
Perna Ativa	EUR 8.400	EUR 9.600	4.900	6.071	604	604	4.900	—	—	—
Perna Passiva	US$9.400	US$10.800	—	—	—	—		—	—	—
De forma a reduzir a volatilidade do fluxo de caixa associada a uma dívida a taxa flutuante, a Vale Inco realizou um swap onde se dá a troca dos fluxos a taxa flutuante por fluxos a taxa fixa em dólares.

					Recebimentos (Pagamentos)
	Nominal	Nominal	Valor Justo	Valor Justo	Acumulados até		Valor Justo Por Vencimento
	30/09/2008	30/06/2008	30/09/2008	30/06/2008	30/09/2008	30/06/2008	2008	2009	2010	2011
Taxa de Juros	US$mil	US$mil
(Não revisado)
Swap	200.000	200.000	(10.542)	(8.410)	(3.522)	(1.688)	(227)	(4.739)	(3.717)	(1.860)

Em projetos desenvolvidos fora do Brasil e do Canadá, também temos exposições a outras moedas. Nós utilizamos instrumentos derivativos para reduzir a volatilidade do fluxo de caixa provenientes do descasamento de moeda entre nossas receitas, custos e investimentos.

					Recebimentos (Pagamentos)
	Nominal	Nominal	Valor Justo	Valor Justo	Acumulados até		Valor Justo por vencimento
	30/09/2008	30/06/2008	30/09/2008	30/06/2008	30/09/2008	30/06/2008	2008	2009	2010	2011
Fluxo de caixa
Perna Ativa	100.000	100.000	192.113	—	—	—	29.408	—	—	—
Perna Passiva	158.620	158.620	-162.705	—	—	—	—	—	—	—

			29.408
Risco de Preços de Produtos
A Vale também está exposta a vários riscos de mercado relacionados à volatilidade dos preços dos mercados mundiais para os seus produtos. Atualmente as transações envolvendo derivativos associados aos preços dos nossos produtos e/ou insumos incluem derivativos de níquel, alumínio, cobre, ouro, platina e gás natural, todos com a finalidade precípua de mitigar a volatilidade do fluxo de caixa da empresa.
Níquel - A empresa tem negociados alguns contratos futuros de compra na Bolsa de Metais de Londres (LME), com o objetivo de manter sua exposição às flutuações dos preços do níquel, tendo em vista que, em alguns casos, o produto é vendido a preço fixo. A fixação do preço nestes contratos é contabilizada como um derivativo embutido e seu valor de mercado em 30 de Setembro era de R$ 132,6 milhões. A Vale também participa de contratos futuros de venda na LME, para minimizar o risco de descasamento entre o custo de produtos intermediários e o preço de produtos acabados.

					Recebimentos
					(Pagamentos)	Valor Justo Por
	Nominal	Nominal	Valor Justo	Valor Justo	Acumulados até	Vencimento
	30/09/2008	30/06/2008	30/09/2008	30/06/2008	2008	2008	2009	2010	2011
Níquel	Ton	Ton
(Não revisado)
Futuros	6.900	6.702	(118.503)	(57.364)	(13.724)	(43.264)	(67.199)	(8.040)	—
Além dos contratos citados acima, temos contratos de compra de produtos intermediários de níquel e cobre que tem uma precificação baseada em índices de commodities, o que implica, na prática, que estes contratos são tratados como derivativos embutidos. O valor de mercado desta posição em 30 de setembro era de R$ 59,34 milhões.
Alumínio - Com o objetivo de reduzir a volatilidade do fluxo de caixa no momento da aquisição da Inco em função do endividamento adicional incorrido, a Vale realizou operações de hedge de alumínio e cobre. No caso do alumínio, as operações são apresentadas abaixo:

					Recebimentos (Pagamentos)
	Nominal	Nominal	Valor Justo	Valor Justo	Acumulados até		Valor Justo por vencimento
	30/09/2008	30/06/2008	30/09/2008	30/06/2008	30/09/2008	30/06/2008	2008	2009	2010
Aluminio	Ton	Ton
(Não revisado)
Forward	12.000	177.000	(2.113)	283			(2.113)
Put	88.500	177.000	1.266	(141.119)	(239.458)	(146.222)	1.266
Call	88.500	24.000	(8.079)	(27.720)			(8.079)
Outros Instrumentos	16.500	33.000	(30.443)	(79.379)			(30.444)

			(39.369)	(247.935)
Adicionalmente, existe um derivativo embutido no contrato de compra de energia de sua subsidiária Albrás junto à Eletronorte, pelo qual a Companhia tem um valor justo negativo de R$ 46,8 milhões em 30 de setembro de 2008.
Cobre - Como já mencionado, em 2006 a Vale realizou operações de hedge de cobre de forma a reduzir a volatilidade do fluxo de caixa no momento da aquisição da Inco. Por outro lado, uma parte posição total foi feita originalmente pela então Inco, antes de sua aquisição pela Vale.
Vale

					Recebimentos (Pagamentos)
	Nominal	Nominal	Valor Justo	Valor Justo	Acumulados até		Valor Justo por vencimento
	30/09/2008	30/06/2008	30/09/2008	30/06/2008	30/09/2008	30/06/2008	2008	2009	2010
Cobre	Ton	Ton
Put	19.500	39.000	6.591	465	—	—	6.591
Call	19.500	39.000	(1.179)	(42.989)	(18.075)	(12.984)	(1.179)

			5.412	(42.524)

Vale INCO

					Recebimentos
					(Pagamentos)
	Nominal	Nominal	Valor Justo	Valor Justo	Acumulados até	Valor Justo Por Vencimento
	30/09/2008	30/06/2008	30/09/2008	30/06/2008	2008	2008	2009	2010	2011
Cobre	Ton	Ton
(Não revisado)
Termo	(170)	(159)	294	(24)	(96)	294	—	—	—
Opções
Compra de Put	2.499	4.998	—	—	—	—	—	—	—
Collar	6.048	24.192	(83.125)	(219.423)	(321.514)	(83.125)	—	—	—

			(82.831)	(219.447)	(321.610)
PGMs e outros metais preciosos - Atualmente a Vale mantém uma pequena posição em instrumentos derivativos para ouro e platina, que assim como os demais metais básicos, foi estruturada com o objetivo de reduzir a variabilidade do fluxo de caixa.

					Recebimentos (Pagamentos)
	Nominal	Nominal	Valor Justo	Valor Justo	Acumulados até		Valor Justo Por Vencimento
	30/09/2008	30/06/2008	30/09/2008	30/06/2008	30/09/2008	30/06/2008	2008	2009	2010
Ouro	Oz	Oz
Put	20.685	41.370	—	—	—	—	—
Call	19.425	41.370	(18.637)	(34.010)	(54.383)	(37.432)	(18.637)

					Recebimentos (Pagamentos)
	Nominal	Nominal	Valor Justo	Valor Justo	Acumulados até		Valor Justo Por Vencimento
	30/09/2008	30/06/2008	30/09/2008	30/06/2008	30/09/2008	30/06/2008	2008	2009	2010	2011
Platina	Oz	Oz
(Não revisado)
Opções
Collar	8.662	17.322	(3.478)	(34.467)	(44.315)	(32.920)	(3.479)
Gas Natural - A Vale utiliza contratos de swap de gás natural a fim de minimizar o impacto das oscilações dos preços deste insumo nos custos da empresa.

					Recebimentos (Pagamentos)
	Nominal	Nominal	Valor Justo	Valor Justo	Acumulados até		Valor Justo Por Vencimento
	30/09/2008	30/06/2008	30/09/2008	30/06/2008	30/09/2008	30/06/2008	2008	2009	2010	2011
Gás Natural	GJ	GJ
(Não revisado)
Opções
Termo	2.601.000	3.429.000	(3.342)	18.647	(1.045)	(1.627)	(1.597)	(1.744)
OBS: Valores originais em CAD convertidos pela taxa de câmbio de 30set08 e 30jun08 para Valor Justo e 30set08 para Efeito Acumulado.

As oscilações do valor de mercado dos instrumentos financeiros nos períodos apresentados são como segue (informação não revisada por auditores independentes):

	Consolidado
	Trimestres
	3T/08
	Moedas\		Produtos de
	Juros (libor)	Ouro	alumínio	Cobre	Níquel	Platina	Total
Valor de mercado não realizado em 30/06/08	1.912.013	(34.010)	(300.610)	(261.971)	57.419	(34.467)	1.338.374
Pagamentos (recebimentos) financeiros	(289.131)	16.952	93.235	111.669	36.706	11.395	(19.174)
Despesas financeiras, líquidas	(1.578.417)	2.201	137.999	107.585	(32.582)	24.298	(1.338.916)
Variações monetárias, líquidas	275.253	(3.780)	(16.818)	(34.702)	11.892	(4.705)	227.140

Valor de mercado não realizado em 30/09/08	319.718	(18.637)	(86.194)	(77.419)	73.435	(3.479)	207.424

	2T/08
	Moedas\		Produtos de
	Juros (libor)	Ouro	alumínio	Cobre	Níquel	Platina	Total
Valor de mercado não realizado em 31/03/08	1.048.035	(57.777)	(434.408)	(426.814)	10.902	(54.095)	85.843
Pagamentos (recebimentos) financeiros	(226.227)	17.344	103.890	123.673	(23.759)	17.098	12.019
Despesas financeiras, líquidas	1.139.831	2.013	2.119	6.002	72.059	(2.082)	1.219.942
Variações monetárias, líquidas	(49.626)	4.410	27.789	35.168	(1.783)	4.612	20.570

Valor de mercado não realizado em 30/06/08	1.912.013	(34.010)	(300.610)	(261.971)	57.419	(34.467)	1.338.374

	3T/07
	Moedas\		Produtos de
	Juros (libor)	Ouro	alumínio	Cobre	Níquel	Platina	Total
Valor de mercado não realizado em 30/06/07	699.756	(70.802)	(563.305)	(682.294)	54.107	(46.326)	(608.864)
Pagamentos (recebimentos) financeiros	(16.972)	13.257	55.443	132.650	(143.280)	7.179	48.277
Despesas financeiras, líquidas	532.902	(18.569)	175.242	(131.518)	96.009	(9.724)	644.342
Variações monetárias, líquidas	(24.548)	3.136	12.893	28.475	(941)	2.179	21.194

Valor de mercado não realizado em 30/09/07	1.191.138	(72.978)	(319.727)	(652.687)	5.895	(46.692)	104.949

	Acumulado
	30/09/08
	Moedas\		Produtos de
	Juros (libor)	Ouro	alumínio	Cobre	Níquel	Platina	Total
Valor de mercado não realizado em 31/12/07	1.107.744	(64.608)	(172.569)	(332.222)	73.557	(42.722)	569.180
Pagamentos (recebimentos) financeiros	(563.117)	54.383	239.458	339.685	13.724	44.315	128.448
Despesas financeiras, líquidas	(458.876)	(9.768)	(165.858)	(88.649)	(21.567)	(5.232)	(749.950)
Variações monetárias, líquidas	233.967	1.356	12.775	3.767	7.721	160	259.746

Valor de mercado não realizado em 30/09/08	319.718	(18.637)	(86.194)	(77.419)	73.435	(3.479)	207.424

	30/09/07
	Moedas\		Produtos de
	Juros (libor)	Ouro	alumínio	Cobre	Níquel	Platina	Total
Valor de mercado não realizado em 31/12/07	(20.162)	(115.138)	(679.454)	(638.410)	34.593	(41.922)	(1.460.493)
Pagamentos (recebimentos) financeiros	(176.367)	47.054	192.840	346.418	(122.255)	14.430	302.120
Despesas financeiras, líquidas	1.432.752	(18.040)	84.785	(456.088)	92.248	(26.600)	1.109.057
Variações monetárias, líquidas	(45.085)	13.146	82.102	95.393	1.309	7.400	154.265

Valor de mercado não realizado em 30/09/07	1.191.138	(72.978)	(319.727)	(652.687)	5.895	(46.692)	104.949

	Controladora
	30/09/08
	Moedas\ Juros
	(libor)	Ouro	Cobre	Total
Valor de mercado não realizado em 31/12/07	1.064.545	(45.256)	(1.923)	1.017.366
Pagamentos (recebimentos) financeiros	(540.167)	38.705	10.685	(490.777)
Despesas financeiras, líquidas	(379.763)	(7.262)	(7.451)	(394.476)
Variações monetárias, líquidas	230.557	694	1.051	232.302

Valor de mercado não realizado em 30/09/08	375.172	(13.119)	2.362	364.415

	30/09/07
	Moedas\ Juros
	(libor)	Ouro	Cobre	Total
Valor de mercado não realizado em 31/12/06	5.064	(68.941)	46.227	(17.650)
Pagamentos (recebimentos) financeiros	(215.026)	24.580	(2.748)	(193.194)
Despesas financeiras, líquidas	1.360.270	(16.703)	(82.060)	1.261.507
Variações monetárias, líquidas	(38.724)	9.199	(1.573)	(31.098)

Valor de mercado não realizado em 30/09/07	1.111.584	(51.865)	(40.154)	1.019.565

Obs.: o saldo de 2.362 referente ao cobre encontra-se na linha de outros ativos circulantes
As datas de vencimento dos instrumentos financeiros consolidados são como segue:

Ouro	Dezembro de 2008
Juros (LIBOR)\ Moedas	Dezembro de 2019
Produtos de alumínio	Dezembro de 2008
Concentrado de cobre	Janeiro de 2009
Níquel	Agosto de 2010
Platina	Dezembro de 2008
5.24- Despesas com Vendas e Administrativas, Outras Despesas Operacionais e Não Operacionais

	Consolidado					Controladora
	Trimestres			Acumulado		Acumulado
Administrativas	3T/08	2T/08	3T/07	30/09/08	30/09/07	30/09/08	30/09/07
Pessoal	192.082	176.337	154.220	539.626	524.131	307.710	228.479
Serviços (consultoria, infraestrutura e outros)	119.663	94.174	115.842	298.804	315.800	142.150	110.694
Propaganda e publicidade	58.748	65.760	59.080	158.856	131.499	149.586	125.456
Depreciação	70.808	68.881	71.116	219.507	212.202	171.113	158.396
Despesas de viagem	28.196	16.869	13.174	55.906	31.783	29.799	19.612
Aluguéis e impostos	29.489	13.161	31.680	52.042	111.463	23.545	19.748
Comunidades Indígenas	3.221	6.256	4.140	15.303	12.619	12.389	12.619
Outras	43.382	85.828	29.927	189.504	150.093	83.499	40.409
Vendas (*)	124.957	104.278	102.183	372.391	260.598	23.101	10.804

Total	670.546	631.544	581.362	1.901.9	39 1.750.1	88 942.892	726.217

(*)	Representa gastos com escritórios no exterior e provisão para créditos de liquidação duvidosa.

	Consolidado					Controladora
	Trimestres			Acumulado		Acumulado
Outras despesas (receitas) operacionais, líquidas	3T/08	2T/08	3T/07	30/09/08	30/09/07	30/09/08	30/09/07
Provisão para contingências	25.895	(231.952)	38.305	(214.754)	159.691	(202.730)	66.221
Provisão para perdas com créditos de ICMS	80.804	192.830	33.541	322.758	50.063	121.855	28.488
Provisão para participação no resultado	78.186	79.568	70.545	205.421	379.099	95.596	234.672
Fundação Vale do Rio Doce — FVRD	23.616	18.094	24.018	54.905	50.336	54.905	50.334
Recuperação de PIS/COFINS	—	(50.978)	—	(114.857)		(114.857)	—
Outras	508.156	141.803	229.637	970.012	170.875	372.244	(218.796)

Total	716.657	149.365	396.046	1.223.48	810.064	327.013	160.919

	Consolidado					Controladora
	Trimestres			Acumulado		Acumulado
Resultado não operacional - lucro na venda de ativos	3T/08	2T/08	3T/07	30/09/08	30/09/07	30/09/08	30/09/07
Usiminas	—	—	6.263	—	845.691	—	845.691
Log-In	—	—	37.522	—	454.053	—	454.053
Jubilee Mines N.L.	—	—	—	138.879	—	—	—
Lion Ore	—	—	153.085	—	153.085	—	—
Outras	—	—	—	—	4.807	—	982

Total	—	—	196.870	138.879	1.457.636	—	1.300.726

6-	ANEXO I — DEMONSTRAÇÃO DOS INVESTIMENTOS EM CONTROLADAS E CONTROLADAS DE CONTROLE COMPARTILHADO

Período findo em 30 de setembro de 2008	Em milhares de reais
			Informações contábeis - (Não revisadas)
	% de participação		Ativo			Passivo e Patrimônio Líquido			Resultado
				Não circulante			Não circulante
							Exigível a longo
							prazo, Resultado
					Partic.		de exercícios			Custo dos
					societárias,		futuros e	Patrimônio		produtos e	Receitas			Lucro
				Realizável a	imobilizado e		Participações de	líquido	Vendas	serviços	(despesas)	Resultado não		(prejuízo)
	Total	Votante	Circulante	longo prazo	diferido	Circulante	minoritários	(ajustado)	líquidas	vendidos	operac.	operac.	IR e CSL	ajustado
Controladas
ALBRAS — Alumínio Brasileiro S.A.	51,00	51,00	778.668	1.245.506	1.091.836	641.392	566.576	1.908.042	1.604.440	(1.191.618)	(223.535)	—	(90.200)	99.087
ALUNORTE — Alumina do Norte do Brasil S.A.	57,03	61,74	1.126.254	12.883	5.351.109	451.640	1.692.649	4.345.957	2.023.927	(1.541.971)	(206.873)	—	(49.732)	225.351
Brasilux S.A.	100,00	100,00	4.030	31.830	—	5.029	—	30.831	—	—	13.010	—	(2.650)	10.360
Cadam S.A	61,48	100,00	159.062	58.468	192.065	44.543	103.161	261.891	154.632	(156.505)	(44.431)	—	(361)	(46.665)
Companhia Paulista de Ferro Ligas	100,00	100,00	160.074	97.499	1.472	150.340	100.511	8.194	—	—	1.041	—	(2.498)	(1.457)
Companhia Portuária Baia de Sepetiba — CPBS	100,00	100,00	293.875	6.468	190.527	192.896	421	297.553	261.937	(96.457)	6.709	—	(57.913)	114.276
CVRD Overseas Ltd.	100,00	100,00	843.023	313.689	1.201.447	1.023.637	38.420	1.296.102	3.551.338	(2.519.834)	133.572	—	—	1.165.076
Docepar S.A.	100,00	100,00	2.710	305.929	149	33.425	275.783	(420)	—	—	(8.453)	—	—	(8.453)
Ferrovia Centro — Atlântica S.A.	100,00	100,00	366.556	106.637	1.600.850	175.909	1.983.564	(85.430)	575.098	(509.746)	(17.491)	—	(5.185)	42.676
Ferrovia Norte Sul S.A.	100,00	100,00	35.733	1.890	1.694.764	526.002	443.957	762.428	45.183	(18.429)	(1.440)	—	(2.508)	22.806
Florestas Rio Doce S.A.	99,90	100,00	10.823	24.952	3.721	6.687	7.766	25.043	—	—	1.960	—	(676)	1.284
Mineração Tacumã Ltda.	100,00	100,00	133	—	1.704.412	17.801	1.788.341	(101.597)	—	—	42.178	—	—	42.178
Minerações Brasileiras Reunidas S.A. — MBR (a)	92,99	92,99	216.273	24.502	5.820.699	716.784	986.677	4.358.013	—	(165.803)	360.301	—	10.853	205.351
Para Pigmentos S.A	86,17	85,57	128.453	12.707	224.646	205.610	123.937	36.259	132.414	(135.714)	(47.478)	—	(91)	(50.869)
Rio Doce Manganês S.A.	100,00	100,00	1.344.421	72.818	340.491	573.084	172.483	1.012.163	1.170.389	(397.218)	(39.256)	—	(259.957)	473.958
Rio Doce Manganèse Europe	100,00	100,00	456.281	172	41.153	217.430	22.188	257.988	616.254	(436.144)	(16.619)	—	(57.925)	105.566
Rio Doce Manganése Norway AS	100,00	100,00	299.309	—	54.168	109.645	16.892	226.940	415.005	(223.495)	(29.016)	—	(36.712)	125.782
Salobo Metais S.A.	100,00	100,00	241.202	—	1.180.838	50.657	954.230	417.153	—	—	—	—	—	—
Urucum Mineração S.A.	100,00	100,00	271.986	12.925	55.413	76.569	109.659	154.096	261.707	(87.495)	(5.526)	—	(53.907)	114.779
Vale Australia Pty Ltd.	100,00	100,00	567.924	171.362	1.777.275	276.080	1.497.238	743.243	635.960	(389.508)	(187.873)	—	23.916	82.495
Vale Inco Limited.	100,00	100,00	8.638.334	542.783	50.879.412	4.917.645	41.330.147	13.812.737	11.476.275	(6.439.131)	(2.305.137)	138.879	(1.365.727)	1.505.159
Vale International S.A.	100,00	100,00	19.396.721	56.883.400	52.360.868	10.656.515	50.290.032	67.694.442	24.365.010	(17.814.112)	5.319.471	—	(89.046)	11.781.323
Vale Overseas Ltd.	100,00	100,00	208.225	11.049.121	—	208.227	11.049.119	—	—	—	(15)	—	—	(15)
Valesul Alumínio S.A. (a)	100,00	100,00	212.129	83.400	521.323	129.247	36.795	650.810	350.547	(298.017)	(21.889)	—	(15.319)	15.322

Controladas de controle compartilhado
Baovale Mineração S.A.	50,00	100,00	42.386	26	55.455	2.976	—	94.891	23.840	(4.259)	(416)	—	(2.378)	16.787
California Steel Industries, Inc.	50,00	50,00	1.141.813	—	471.957	402.351	464.882	746.537	2.088.697	(1.797.650)	13.512	—	(86.758)	217.801
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50,00	50,00	221.244	49.233	243.101	83.487	145.233	284.858	304.770	(231.081)	114.509	—	(63.548)	124.650
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50,89	51,00	341.291	70.106	146.580	210.747	45.979	301.251	828.773	(563.594)	(3.381)	—	(91.464)	170.334
Companhia Italo-Brasileira de Pelotização — ITABRASCO	50,90	51,00	388.256	61.987	186.938	311.082	95.345	230.754	569.156	(436.866)	(18.547)	—	(43.375)	70.368
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51,00	51,11	512.593	66.352	364.120	457.483	61.892	423.690	358.356	(340.505)	306.887	—	(112.516)	212.222
Minas da Serra Geral S.A. — MSG	50,00	50,00	31.655	25.391	63.652	468	19.794	100.436	16.833	(7.505)	(2.046)	—	(1.716)	5.566
Mineração Rio do Norte S.A.	40,00	40,00	282.127	611.614	881.259	638.121	419.346	717.533	670.086	(417.058)	(63.975)	—	(62.532)	126.521
MRS Logística S.A. (a)	41,50	37,86	704.051	344.611	2.648.542	795.544	1.571.498	1.330.162	1.847.907	(982.992)	(645.594)	—	(90.270)	129.051
Samarco Mineração S.A.	50,00	50,00	1.461.819	418.262	3.476.349	2.130.645	1.848.761	1.377.024	2.997.353	(1.246.769)	(610.441)	—	(204.778)	935.365
Observações:

(a) Inclui participação direta e indireta.
Informações adicionais das principais empresas investidas operacionais estão disponíveis no website da Companhia, www.vale.com relações com investidores.

7-	PARECER DOS AUDITORES INDEPENDENTES

Deloitte Touche Tohmatsu
Av. Pres. Wilson, 231
22º, 25º e 26º andares
20030-905 - Rio de Janeiro - RJ
Brasil

Tel: +55 (21) 3981-0500
Fax: +55(21) 3981-0600
www.deloitte.com.br
RELATÓRIO DE REVISÃO DOS AUDITORES INDEPENDENTES
Aos Acionistas e Administradores da
Companhia Vale do Rio Doce
Rio de Janeiro — RJ
1.	Revisamos as informações contábeis contidas nas Informações Trimestrais — ITR (individuais e consolidadas) da Companhia Vale do Rio Doce (“Companhia”), referentes ao trimestre findo em 30 de setembro de 2008, compreendendo os balanços patrimoniais, as demonstrações do resultado, das mutações do patrimõnio liquido e dos fluxos de caixa, o relatório de desempenho e as notas explicativas, elaborados sob a responsabilidade de sua administração. As revisões das demonstrações contábeis para o trimestre findo em 30 de setembro de 2008, de certas empresas investidas, cujos investimentos foram avaliados pelo método de equivalência patrimonial, foram conduzidas sob a responsabilidade de outros auditores independentes. Dessa forma, as conclusões alcançadas em nossa revisão no que se referem aos investimentos da controladora em 30 de setembro de 2008, no montante de R$8.145.491 mil (R$6.567.883 mil, em 30 de junho de 2008), e ás perdas produzidas no trimestre e aos ganhos produzidos no período de nove meses findo naquela data nos montantes de R$713.089 mil e R$467.830 mil, respectivamente; e no que se referem aos ativos totais consolidados de R$54.003.594 mil em 30 de setembro de 2008 (R$45.511.942 mil, em 30 de junho de 2008); e às receitas liquidas consolidadas do trimestre e do periodo de nove meses findos naquela data, nos montantes de R$3.266.096 mil e R$11.476.275 mil, respectivamente; estão baseadas, exclusivamente, nos relatõrios desses outros auditores.

2.	Exceto quanto ao mencionado no parágrafo 3, nossa revisão foi efetuada de acordo com as normas especificas estabelecidas pelo IBRACON — Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade — CFC, e consistiu, principalmente, em: (a) indagação aos e discussão com os administradores responsãveis pelas áreas contábil, financeira e operacional da Companhia e suas empresas investidas quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da Companhia e de suas empresas investidas.

3.	Não foram revisadas por auditores independentes as demonstrações contábeis em 30 de setembro de 2008, de certas empresas investidas, nas quais são mantidos investimentos relevantes avaliados pelo método de equivalência patrimonial. Dessa forma, as conclusões alcançadas em nossa revisão não abrangem: R$24.120.628 mil desses investimentos da controladora em 30 de setembro de 2008 (R$16.980.219 mil, em 30 de junho de 2008); R$331.137 mil das perdas produzidas no trimestre findo em 30 de setembro de 2008 (R$409.299 mil de ganhos em 2007) e R$410.436 mil dos ganhos produzidos no periodo de nove meses findo naquela data (R$624.989 mil, em 2007); ativos totais consolidados de R$9.100.439 mil em 30 de setembro de 2008 (R$5.345.399 mil, em 30 de junho de 2008); e receitas liquidas consolidadas no trimestre findo em 30 de setembro de 2008 no montante de R$1.748.273 mil (R$936.455 mil, em 2007) e R$3.467.284 mil no periodo de nove meses findo naquela data (R$2.769.802 mil, em 2007).

4.	Com base em nossa revisão e nos relatórios de outros auditores independentes e, exceto pelos efeitos de eventuais ajustes que poderiam ser requeridos caso as demonstrações contábeis das sociedades investidas mencionadas no parãgrafo 3 tivessem sido revisadas por auditores independentes, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas informaçães contãbeis contidas nas Informações Trimestrais acima referidas, para que estejam de acordo com as normas expedidas pela Comissão de Valores Mobiliários (CVM), aplicáveis à elaboração das Informaçães Trimestrais, incluindo a Instrução CVM n°469/08.

5.	Conforme mencionado na nota explicativa 5.3, em 28 de dezembro de 2007 foi promulgada a Lei n° 11.638/07 com vigência a partir de 1° de Janeiro de 2008. Esta Lei alterou, revogou e introduziu novos dispositivos à Lei n° 6.404/76 (Lei das Sociedades por Ações) e provocou mudanças nas práticas contãbeis adotadas no Brasil. Embora a referida Lei já tenha entrado em vigor, algumas alterações por ela introduzidas dependem de normatização por parte dos õrgãos reguladores para serem aplicadas pelas companhias. Dessa forma, nessa fase de transição, a CVM, por meio da Instrução CVM n° 469/08, facultou a não-aplicação de todas as disposições da Lei n° 11.638/07 na preparação das Informações Trimestrais (ITR). Assim, as informações contãbeis contidas nas ITR do trimestre findo em 30 de setembro de 2008, foram elaboradas de acordo com instruções especificas da CVM e não contemplam todas as modificações nas práticas contábeis introduzidas pela Lei n° 11.638/07.
Rio de Janeiro, 23 de outubro de 2008

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Auditores Independentes	Contador
CRC 2SP 011.609/O-8 “F” RJ	CRC 1RJ 036-206/O-5

B-      INFORMAÇÕES ADICIONAIS
8-       GERAÇÃO DE CAIXA (NÃO REVISADO)
A geração de caixa consolidada medida pelo EBITDA (LAJIDA) (lucro antes do resultado financeiro, resultado de participações societárias, imposto de renda e contribuição social e depreciação, amortização e exaustão e acrescido dos dividendos recebidos) foi de R$28.463.242 em 30/09/2008 contra R$27.188.495 em 30/09/2007, representando um acréscimo de 4,7%.
EBITDA não é uma medida de mensuração em BR GAAP e não representa o fluxo de caixa para os períodos apresentados e por isso não deverá ser considerado como uma medida alternativa para o lucro (prejuízo) líquido, como um indicador de nosso desempenho operacional ou como uma alternativa para o fluxo de caixa como fonte de liquidez.
Nossa definição de EBITDA pode não ser comparável com o EBITDA, por definição, segundo outras companhias.
EBITDA (LAJIDA)

	Trimestres			Acumulado
	3T/08	2T/08	3T/07	30/09/08	30/09/07
Resultado operacional — EBIT	10.109.919	9.200.013	6.985.045	24.634.831	24.259.424
Depreciação/Amortização de ágio	1.226.887	1.250.502	998.881	3.790.317	2.870.518

	11.336.806	10.450.515	7.983.926	28.425.148	27.129.942
Dividendos recebidos	15.228	22.866	13.084	38.094	58.553

EBITDA (LAJIDA)	11.352.034	10.473.381	7.997.010	28.463.242	27.188.495

Depreciação/Amortização de ágio	(1.226.887)	(1.250.502)	(998.881)	(3.790.317)	(2.870.518)
Dividendos recebidos	(15.228)	(22.866)	(13.084)	(38.094)	(58.553)
Resultado de participações societárias	1.037.428	(943.411)	(643.678)	(355.163)	(1.831.206)
Resultado não operacional	—	—	196.870	138.879	1.457.636
Resultado Financeiro líquido	1.312.234	(889.857)	137.949	(1.633.790)	(117.407)
Imposto de renda e contribuição social	111.364	(2.571.182)	(1.632.336)	(3.129.701)	(6.902.695)
Participações de minoritários	(137.558)	(222.577)	(385.119)	(395.788)	(1.269.858)

Lucro líquido do período	12.433.387	4.572.986	4.658.731	19.259.268	15.595.894

EBITDA (LAJIDA) Consolidado por Segmento

	EBITDA
	Trimestres			Acumulado
Segmentos	3T/08	2T/08	3T/07	30/09/08	30/09/07
Minerais ferrosos	8.780.635	7.173.376	4.353.412	19.354.045	12.346.394
Minerais não-ferrosos	1.663.683	2.668.125	2.821.983	7.070.003	12.086.284
Logística	397.194	251.213	417.679	961.767	1.198.420
Alumínio	440.912	371.819	537.428	1.074.529	1.792.501
Siderurgia	71.054	82.364	21.388	175.020	102.429
Outras	(1.444)	(73.516)	(154.880)	(172.122)	(337.533)

	11.352.034	10.473.381	7.997.010	28.463.242	27.188.495

9-	COMENTÁRIOS SOBRE O RESULTADO DAS OPERAÇÕES EM 30 DE SETEMBRO DE 2008 (NÃO REVISADOS)

Na análise dessas informações, alguns aspectos gerais devem ser considerados, como segue:

Em 30/09/08 cerca de 94% da receita bruta consolidada da Companhia e 42% dos custos dos produtos vendidos consolidados estão vinculados à outras moedas. Conseqüentemente, as flutuações na taxa de câmbio têm um impacto significativo sobre o resultado.

A taxa do dólar médio norte-americano caiu 15,8% entre os períodos (R$1,6864 em 30/09/08 contra R$2,0018 em 30/09/07), compensando parte do reajuste dos preços, e a taxa final valorizou 4,1% (R$1,9143 em 30/09/08 contra R$1,8389 em 30/09/07).

O saldo da Balança Comercial Consolidada foi de:

	em US$ milhões
	Trimestres			Acumulado
	3T/08	2T/08	3T/07	30/09/08	30/09/07
Exportações	6.319	3.886	2.855	13.219	9.216
Importações	(494)	(297)	(194)	(1.067)	(537)

	5.825	3.589	2.661	12.152	8.679

9.1-       Comentários Sobre o Resultado das Operações do Consolidado
9.1.1-      Receita bruta

	Em milhares de toneladas (exceto transporte ferroviário) - Não Revisados							Em milhares de reais -Não Revisados
	Trimestres			Acumulado		Trimestres			Acumulado
	3T/08	2T/08	3T/07	30/09/08	30/09/07	3T/08	2T/08	3T/07	30/09/08	30/09/07
Minério de ferro	74.645	67.684	66.418	207.118	184.291	10.050.183	7.925.990	5.908.410	23.176.641	16.312.099
Pelotas (*)	11.959	10.981	10.540	32.796	30.296	3.107.230	2.453.663	1.576.266	6.995.807	4.771.804

	86.604	78.665	76.958	239.914	214.587	13.157.413	10.379.653	7.484.676	30.172.448	21.083.903

Manganês	251	301	150	698	452	196.135	135.564	26.525	400.860	80.336
Ferroligas	95	125	127	343	362	608.858	631.709	316.334	1.744.324	868.328

						804.993	767.273	342.859	2.145.184	948.664

Concentrado de cobre	124	124	88	341	300	414.668	525.303	358.166	1.328.312	1.189.614
Cobre co-produto níquel	58	36	50	129	121	623.818	502.517	756.337	1.617.385	1.684.569
Níquel	69	69	272	204	500	2.262.081	3.105.285	93.307	8.645.951	238.676
Potássio	126	181	177	465	866	169.816	173.588	111.296	454.862	326.289
Caulim	287	337	61	887	200	95.657	88.543	3.772.241	276.910	16.084.951
Metais Preciosos	24	21	29	64	69	252.444	239.380	245.065	762.049	648.820
Cobalto (t)	819	665	645	2.224	1.808	94.241	94.859	67.615	295.582	191.720

						3.912.725	4.729.475	5.404.027	13.381.051	20.364.639

Transporte ferroviário (milhões de TKU) (**)	9.960	9.817	11.227	28.049	31.890	873.709	788.824	759.510	2.327.018	2.164.647
Serviços portuários	6.966	6.598	7.325	19.444	21.492	121.744	111.083	110.462	327.303	358.034
Serviços de rebocadores	—	—	—	—	—	23.202	22.505	18.969	67.416	42.234
Transporte marítimo	—	—	—	—	—	14.961	9.602	5.004	30.739	88.441

						1.033.616	932.014	893.945	2.752.476	2.653.356

Alumínio	150	126	138	412	427	767.133	654.997	735.399	2.050.870	2.451.706
Alumina	1.163	861	828	2.857	2.294	709.860	582.668	543.319	1.774.331	1.583.536
Bauxita	1.127	1.092	1.207	3.212	3.674	68.547	63.328	78.924	193.189	246.750

						1.545.540	1.300.993	1.357.642	4.018.390	4.281.992

Siderúrgico	122	216	219	571	657	366.950	357.209	317.646	1.044.348	982.716
Ferro Gusa	69	118	46	265	176	108.646	93.102	31.112	253.709	113.677
Carvão	1.140	910	1.171	3.055	1.869	339.898	170.341	131.536	635.960	213.000
Outros produtos e serviços	—	—	—	—	—	116.899	154.401	73.755	416.633	221.192

						932.393	775.053	554.049	2.350.650	1.530.585

						21.386.680	18.884.461	16.037.198	54.820.199	50.863.139

(*)	Inclui receita de prestação de serviços às controladas de controle compartilhado nos valores de R$10.439, R$11.974, R$19.536, R$43.039 e R$53.388 referentes ao 3T/08, 2T/08, e 3T/07, 30/09/08 e 30/09/07, respectivamente.

(**)	A Companhia efetuou através de seu sistema ferroviário o transporte de 7.198, 7.247, 8.064, 20.192 e 22.943 milhões de TKU de carga geral e 2.762, 2.570, 3.163, 7.857 e 8.947 milhões de TKU de minério de ferro para terceiros referentes ao 3T/08, 2T/07 e 3T/07, 30/09/08 e 30/09/07, respectivamente.

Volume de vendas e receitas por produtos e serviços:
O aumento de 7,8% na receita bruta, de R$ 50.863.139 em 30/09/07 para R$ 54.820.199 em 30/09/08 deve-se:
•	Reajuste preço do Minério de Ferro e Pelotas;

•	A valorização do Real frente ao dólar de 4,1%.
Receita bruta por segmento

	Minerais	Minerais Não-		Participações		Trimestres						Acumulado
	Ferrosos	Ferrosos	Logística	Alumínio	Outras	3T/08%		2T/08%		3T/07%		30/09/08%		30/09/07%
Mercado externo
América Latina	602.990	2.842	—	110.816	—	716.648	3	761.103	4	545.660	3	1.967.273	4	1.716.274	3
Canadá	17.284	324.992	—	209.563	—	551.839	3	850.496	5	867.558	5	2.131.188	4	2.687.840	5
Estados Unidos (EUA)	228.351	650.751	—	130.474	475.713	1.485.289	7	1.644.315	9	1.672.423	10	4.664.142	9	5.623.252	11
Alemanha	1.201.441	289.504	—	—	—	1.490.945	7	985.683	5	1.006.418	6	3.420.194	6	2.762.024	5
Bélgica	341.986	7.377	—	182.670	—	532.033	2	399.744	2	347.547	2	1.243.728	2	1.064.045	2
França	543.423	31.013	—	—	—	574.436	3	409.672	2	288.994	2	1.262.309	2	1.096.937	2
Inglaterra	300.728	279.014	—	12.585	—	592.327	3	758.355	4	541.520	3	1.860.608	3	1.720.069	3
Itália	290.562	25.089	—	—	—	315.651	1	413.297	2	299.266	2	1.045.794	2	863.951	2
Europa, exceto Alemanha, Bélgica, França,	1.020.079	404.366	—	307.199	14.208	1.745.852	8	1.573.679	8	1.292.818	8	4.337.001	8	3.295.862	6
Inglaterra e Itália Oriente Médio, África e Oceania	687.829	22.200	—	82.492	82.776	875.297	4	796.703	4	569.774	4	2.026.042	4	1.482.429	3
China	3.938.211	339.428	—	21.012	7.727	4.306.378	20	3.201.977	17	2.893.931	18	9.942.813	18	8.781.138	19
Coréia do Sul	425.074	223.071	—	—	—	648.145	3	604.292	3	375.138	2	1.705.640	3	2.159.985	4
Japão	1.292.157	507.040	—	262.311	177.386	2.238.894	10	2.007.601	11	1.883.469	12	5.774.844	10	5.986.637	12
Taiwan	148.842	331.301	—	—	—	480.143	2	512.536	3	534.800	3	1.446.992	3	3.185.431	6
Ásia, exceto China, Coréia do Sul, Japão e	671.668	289.156	—	—	57.686	1.018.510	6	942.442	5	472.836	3	2.804.776	5	1.235.036	2

Taiwan	11.710.625	3.727.144	—	1.319.122	815.496	17.572.387	82	15.861.895	84	13.592.152	83	45.633.344	83	43.660.910	85
Brasil	2.362.542	219.093	1.002.787	229.787	84	3.814.293	18	3.022.566	16	2.445.046	17	9.186.855	17	7.202.229	15

Total	14.073.167	3.946.237	1.002.787	1.548.909	815.580	21.386.680	100	18.884.461	100	16.037.198	100	54.820.199	100	50.863.139	100

9.1.2- Custo dos produtos e serviços
Composição por Natureza

	Denominados em		Trimestres			Acumulado
	R$	Outras moedas	3T/08	2T/08	3T/07	30/09/08	30/09/07
Pessoal	573.102	460.842	1.033.944	1.009.063	912.519	2.994.125	2.777.939
Material	893.037	774.434	1.667.471	1.677.292	1.201.501	4.901.202	3.569.727
Óleo combustível e gases	815.597	277.637	1.093.234	885.652	798.903	2.821.543	2.262.107
Serviços contratados	971.411	363.891	1.335.302	1.212.738	1.167.492	3.676.989	3.317.653
Energia	327.956	234.155	562.111	487.423	420.938	1.504.449	1.364.084
Matéria-prima	132.103	613.000	745.103	753.040	1.175.047	2.141.980	4.008.721
Depreciação e exaustão	557.817	595.060	1.152.877	1.180.417	883.532	3.565.269	2.603.553
Amortização de ágio	—	—	—	—	—	—	51.449
Outros	777.162	274.579	1.051.741	685.812	707.356	2.439.186	1.968.358

Total	5.048.185	3.593.598	8.641.783	7.891.437	7.267.288	24.044.743	21.923.591

	58%	42%

O aumento de 9,7% nos custos de produtos e serviços (R$ 21.923.591 em 30/09/07 contra R$ 24.044.743 em 30/09/08) decorrente de variações nos volumes vendidos e reajustes nos preços dos materiais, óleo combustível, energia e serviços que compõem os custos do período.
9.1.3- Despesas com vendas e administrativas
As despesas com vendas aumentaram 42,9%, de R$ 260.598 em 30/09/07 para R$ 372.391 em 30/09/08, devido basicamente a Royaltes e Demurrage pagos pela Vale Austrália, enquanto as despesas administrativas aumentaram 2,7%, de R$ 1.489.590 em 30/09/07 para R$ 1.529.548 em 30/09/08.
9.1.4- Pesquisa e desenvolvimento
As despesas com pesquisa e desenvolvimento aumentaram 44,7%, de R$ 935.305 em 30/09/07 para R$ 1.353.039 em 30/09/08, refletindo os planos de expansão da Companhia para a diversificação da produção e expansão da produção para atender à demanda mundial.
9.1.5- Outras despesas operacionais
Outras despesas operacionais aumentaram R$ 413.417, de R$ 810.064 em 30/09/07 para R$ 1.223.481 em 30/09/08, devido basicamente ao aumento nas contas de provisão para perdas em ICMS e Inventários de imobilizado.

9.1.6- Resultado financeiro líquido
O resultado financeiro líquido variou R$ 1.516.383 (R$ 1.633.790 de despesa em 30/09/08 contra R$ 117.407 de despesa em 30/09/07), reflexo dos efeitos da variação do real frente ao dólar sobre a dívida.
9.1.7- Imposto de renda e contribuição social
O imposto de renda e a contribuição social apresentaram uma despesa de R$ 3.129.701 em 30/09/08 comparativamente a uma despesa de R$ 6.902.695 em 30/09/07, em decorrência principalmente da redução do lucro tributável e benefícios dos juros sobre o capital próprio.
9.2- Comentários Sobre o Resultado das Operações da Controladora
9.2.1- Receita bruta
O aumento de 49,1% na receita bruta (R$ 24.878.808 em 30/09/08 contra R$ 16.689.166 em 30/09/07) é derivado do crescimento de 25,7% nos volumes vendidos de minério de ferro e pelotas. Estes efeitos foram ampliados devido ao reajuste anual de preço do minério de ferro fino em 65% e de pelotas em 86,67%.
9.2.2- Custos dos produtos e serviços
O custo de produtos e serviços vendidos apurados em 30/09/08 foram de R$ 11.967.244, contra R$ 9.266.379 em 30/06/07 representando um acréscimo de 29,1%, tendo como principais fatores, maior volume comercializado e os reajustes contratuais.
9.2.3- Margem bruta
A margem bruta diminuiu em 1,1% (de 55,9% em 30/09/07 para 54,8% em 30/06/08) tendo como principal fator a desvalorização do dólar frente ao real.
9.2.4- Resultado de participações societárias
Os resultados de participações societárias aumentaram R$ 5.210.323, de R$ 8.402.127 em 30/09/2007 para R$ 13.612.450 em 30/09/2008, tendo como principal fator à valorização do dólar no período.
9.2.5- Despesas com vendas e administrativas
As despesas com vendas aumentaram R$ 12.297, de R$ 10.804 em 30/09/07 para R$ 23.101 em 30/09/08, enquanto as despesas administrativas aumentaram 28,6%, de R$ 715.413 em 30/09/07 para R$ 919.791 em 30/09/08, devido basicamente ao aumento nos gastos com pessoal decorrente de acordo coletivo de trabalho, de gastos com consultoria técnica e infra-estrutura e apoio, e contribuições às aldeias indígenas.
9.2.6- Pesquisa e desenvolvimento
As despesas com pesquisa e desenvolvimento aumentaram 59%, de R$ 473.635 em 30/09/07 para R$ 753.146 em 30/09/08, refletindo os planos de expansão da Companhia para a diversificação e expansão da produção visando atender à demanda mundial.
9.2.7- Outras despesas / receitas operacionais
Outras despesas operacionais aumentaram R$ 166.093, de R$ 160.919 de despesa em 30/09/07 para R$ 327.012 de despesa em 30/09/08, devido basicamente a provisão para inventário de imobilizado.
9.2.8- Resultado financeiro líquido
O resultado financeiro líquido variou negativamente em R$ 6.266.357 (R$ 3.384.185 de despesas em 30/09/08 contra R$ 2.882.172 de receita em 30/09/07), devido basicamente a valorização do dólar frente ao real sobre a dívida com partes relacionadas e perdas líquida com derivativos de SWAP.
9.2.9- Imposto de renda e contribuição social
O imposto de renda e a contribuição social apresentaram uma receita de R$ 639.505 em 30/09/08 comparativamente a uma despesa de R$ 2.169.014 em 30/09/07, em decorrência principalmente da redução do lucro tributável e benefícios dos juros sobre o capital próprio.

10- CONSELHEIROS, MEMBROS DOS COMITÊS E DIRETORES
Conselho de Administração
Sérgio Ricardo Silva Rosa
Presidente
Mário da Silveira Teixeira Júnior
Vice Presidente
Francisco Augusto da Costa e Silva
João Batista Cavaglieri
Jorge Luiz Pacheco
José Ricardo Sasseron
Luciano Galvão Coutinho
Masami lijima
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes Sandro
Kohler Marcondes
Comitês de Assessoramento ao Conselho de Administração
Comitê de Controladoria
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros
Comitê de Desenvolvimento Executivo
João Moisés de Oliveira
José Ricardo Sasseron
Oscar Augusto de Camargo Filho
Comitê Estratégico
Roger Agnelli
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Comitê Financeiro
Fabio de Oliveira Barbosa
Ivan Luiz Modesto Schara
Luiz Maurício Leuzinger
Wanderlei Viçoso Fagundes
Comitê de Governança e Sustentabilidade
Jorge Luiz Pacheco
Renato da Cruz Gomes
Ricardo Simonsen
Conselho Fiscal
Marcelo Amaral Moraes
Presidente
Aníbal Moreira dos Santos
Antônio José de Figueiredo Ferreira
Bernard Appy
Suplentes
Marcos Coimbra
Marcus Pereira Aucélio
Oswaldo Mário Pêgo de Amorim Azevedo
Diretoria Executiva
Roger Agnelli
Diretor-Presidente
Carla Grasso
Diretora Executiva de Recursos Humanos e Serviços
Corporativos
Demian Fiocca
Diretor Executivo de Gestão e Sustentabilidade
Eduardo de Salles Bartolomeo
Diretor Executivo de Logística
Fabio de Oliveira Barbosa
Diretor Executivo de Finanças e Relação com Investidores
José Carlos Martins
Diretor Executivo de Ferrosos
Murilo de Oliveira Ferreira
Diretor Executivo de Níquel e Comercialização de
Metais Básicos
Tito Botelho Martins
Diretor Executivo de Não Ferrosos e Energia
Marcus Vinícius Dias Severini
Diretor do Departamento de Controladoria
Vera Lúcia de Almeida Pereira Elias
Gerente Geral de Controladoria
Contador CRC-RJ — 043059/O-8

EQUITY INVESTEE INFORMATION – 09/30/2008
Aluminum Area — Albras (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	109	99	117	—	325	108	123	108	104	443
Quantity sold — internal market	MT (thousand)	7	6	7	—	20	7	6	7	6	26

Quantity sold — total	MT (thousand)	116	105	124	—	345	115	129	115	110	469

Average sales price — external market	US$	2.486,87	2.939,31	2.888,76	—	2.696,61	2.688,76	2.727,00	2.631,55	2.405,80	2.611,76
Average sales price — internal market	US$	2.307,59	2.640,89	2.625,72	—	2.444,25	2.500,55	2.689,00	2.599,78	2.196,61	2.372,90
Average sales price — total	US$	2.476,70	2.920,77	2.874,64	—	2.682.19	2.677,30	2.724,78	2.585,19	2.393,38	2.598,49

Long-term indebtedness, gross	US$	283.333	300.521	266.666	—	266.666	319.272	311.912	305.833	300.718	300.718
Short-term indebtedness, gross	US$	111.462	90.031	127.730	—	127.730	3.501	—	2.034	40.083	40.083

Total indebtedness, gross	US$	394.795	390.552	394.396	—	394.396	322.773	311.912	307.867	340.801	340.801

Stockholders’ equity	R$	1.762.743	1.871.810	1.908.042	—	1.908.042	1.593.343	1.661.559	1.851.784	1.775.488	1.775.488

Net operating revenues	R$	507.262	513.302	583.876	—	1.604.440	654.600	700.893	577.381	478.152	2.411.026
Cost of products	R$	(389.192)	(370.909)	(431.517)	—	(1.191.618)	(419.374)	(464.066)	(400.422)	(373.884)	(1.657.746)
Other expenses / revenues	R$	(33.556)	(34.060)	(30.811)	—	(98.427)	(23.417)	(34.666)	(29.700)	(48.011)	(135.794)
Depreciation, amortization and depletion	R$	18.680	17.539	18.851	—	55.070	18.427	39.204	1.029	15.669	74.329

EBITDA	R$	103.194	125.872	140.399	—	369.465	230.236	241.365	148.288	71.926	691.815
Depreciation, amortization and depletion	R$	(18.680)	(17.539)	(18.851)	—	(55.070)	(18.427)	(39.204)	(1.029)	(15.669)	(74.329)

EBIT	R$	84.514	108.333	121.548	—	314.395	211.809	202.161	147.259	56.257	617.486
Non recurrent intens (Write-down of assets)	R$	(6)	—			(6)	—	—	—	184	184
Net financial result	R$	(116.210)	63.342	(72.234)	—	(125.102)	34.420	(19.200)	128.740	67.136	211.096
Non operational results	R$	—				—	—	—	(5.519)	—	(5.519)

Income before income tax and social contribution	R$	(31.702)	171.675	49.314	—	189.287	246.229	182.961	270.480	123.577	823.247
Income tax and social contribution	R$	(14.510)	(62.608)	(13.082)	—	(90.200)	(50.055)	(114.746)	(80.256)	(13.901)	(258.957)

Net income	R$	(46.212)	109.067	36.232	—	99.087	196.174	68.215	190.224	109.676	564.290

Aluminum Area — MRN (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	1.369	1.573	1.496	—	4.438	1.386	1.356	1.522	1.365	5.629
Quantity sold — internal market	MT (thousand)	2.621	2.949	3.268	—	8.838	3.350	2.969	2.939	2.993	12.251

Quantity sold — total	MT (thousand)	3.990	4.522	4.764	—	13.276	4.736	4.325	4.461	4.358	17.880

Average sales price — external market	US$	61,52	34,93	34,71	—	34,96	33,35	32,47	33,29	34,42	33,38
Average sales price — internal market	US$	53,89	31,24	31,96	—	31,61	27,04	27,04	27,69	28,38	27,52
Average sales price — total	US$	56,51	32,52	32,83	—	32,73	28,89	28,74	29,60	30,27	29,37

Long-term indebtedness, gross	US$	46.151	115.231	96.970	—	96.970	38.936	35.488	26.516	44.715	44.715
Short-term indebtedness, gross	US$	245.429	221.143	225.894	—	225.894	204.362	223.553	207.048	147.619	147.619

Total indebtedness, gross	US$	291.580	336.374	322.864	—	322.864	243.298	259.041	233.564	192.334	192.334

Stockholders’ equity	R$	634.170	687.360	717.533	—	717.533	715.623	825.859	933.029	592.007	592.007

Net operating revenues	R$	206.543	220.647	242.896	—	670.086	284.926	249.740	253.386	235.716	1.023.768
Cost of products	R$	(121.170)	(150.287)	(145.601)	—	(417.058)	(142.081)	(133.000)	(133.695)	(133.914)	(542.690)
Other expenses / revenues	R$	(4.622)	(5.480)	(5.586)	—	(15.688)	(5.183)	(5.832)	(2.840)	(5.273)	(19.128)
Depreciation, amortization and depletion	R$	28.386	28.305	28.322	—	85.013	27.234	27.984	27.491	28.118	110.827

EBITDA	R$	109.137	93.185	120.031	—	322.353	164.896	138.892	144.342	124.647	572.777
Depreciation, amortization and depletion	R$	(28.386)	(28.305)	(28.322)	—	(85.013)	(27.234)	(27.984)	(27.491)	(28.118)	(110.827)

EBIT	R$	80.751	64.880	91.709	—	237.340	137.662	110.908	116.851	96.529	461.950
Net financial result	R$	(12.584)	18.096	(53.799)	—	(48.287)	4.991	10.310	2.490	2.730	20.521

Income before income tax and social contribution	R$	68.167	82.976	37.910	—	189.053	142.653	121.218	119.341	99.259	482.471
Income tax and social contribution	R$	(25.009)	(29.786)	(7.737)	—	(62.532)	(12.368)	(10.530)	(12.171)	(10.128)	(45.197)

Net income	R$	43.158	53.190	30.173	—	126.521	130.285	110.688	107.170	89.131	437.274

Aluminum Area — Alunorte (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	814	832	975	—	2.621	699	769	828	933	3.229
Quantity sold — internal market	MT (thousand)	235	258	301	—	794	244	252	248	271	1.015

Quantity sold — total	MT (thousand)	1.049	1.090	1.276	—	3.415	943	1.021	1.076	1.204	4.244

Average sales price — external market	US$	322,36	372,73	378,60	—	359,27	344,85	349,61	340,23	312,26	335,38
Average sales price — internal market	US$	287,59	340,49	342,74	—	325,30	309,77	311,69	306,88	275,46	300,38
Average sales price — total	US$	314,57	365,10	370,14	—	343,47	335,77	340,25	332,54	303,98	327,01

Long-term indebtedness, gross	US$	740.000	828.590	855.397	—	855.397	527.944	558.388	483.873	627.264	595.000
Short-term indebtedness, gross	US$	20.037	—	28.951	—	28.951	—	—	—	#REF!	32.264

Total indebtedness, gross	US$	760.037	828.590	884.348	—	884.348	527.944	558.388	483.873	#REF!	627.264

Stockholders’ equity	R$	4.077.566	4.233.439	4.345.957	—	4.345.957	3.602.210	3.766.403	4.119.110	4.136.553	4.120.607

Net operating revenues	R$	574.017	660.565	789.345	—	2.023.927	670.033	669.980	713.458	655.750	2.709.221
Cost of products	R$	(476.079)	(478.374)	(587.518)	—	(1.541.971)	(383.541)	(430.068)	(479.498)	(512.055)	(1.805.162)
Other expenses / revenues	R$	(25.223)	(26.517)	(22.959)	—	(74.699)	(15.470)	(21.684)	(17.934)	(30.690)	(85.778)
Depreciation, amortization and depletion	R$	36.013	30.350	30.294	—	96.657	27.145	31.041	28.305	30.193	116.684

EBITDA	R$	108.728	186.024	209.162	—	503.914	298.167	249.269	244.331	143.198	934.965
Depreciation, amortization and depletion	R$	(36.013)	(30.350)	(30.294)	—	(96.657)	(27.145)	(31.041)	(28.305)	(30.193)	(116.684)

EBIT	R$	72.715	155.674	178.868	—	407.257	271.022	218.228	216.026	113.005	818.281
Net financial result	R$	(108.077)	33.026	(57.123)	—	(132.174)	40.691	(29.795)	57.674	52.961	121.531
Non recurrent intens (Write-down of assets)	R$	—				—	—	—	(37)	108	71

Income before income tax and social contribution	R$	(35.362)	188.700	121.745	—	275.083	311.713	188.433	273.663	166.074	939.883
Income tax and social contribution	R$	(7.679)	(32.826)	(9.227)	—	(49.732)	(37.767)	(24.240)	(69.500)	(24.958)	(156.465)

Net income	R$	(43.041)	155.874	112.518	—	225.351	273.946	164.193	204.163	141.116	783.418

Aluminum Area — Valesul (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	4	7	6	—	17	9	10	8	8	35
Quantity sold — internal market	MT (thousand)	16	15	19	—	50	10	16	15	30	71

Quantity sold — total	MT (thousand)	20	22	25	—	67	19	26	23	38	106

Average sales price — external market	US$	2.653,70	2.846,14	2.679,23	—	2.735,46	2.828,64	2.902,69	2.750,68	2.580,48	2.777,48
Average sales price — internal market	US$	3.786,95	4.168,23	3.321,93	—	3.674,75	4.037,71	4.068,49	4.045,36	3.415,84	3.722,07
Average sales price — total	US$	3.560,30	3.747,56	3.148,89	—	3.426,11	3.512,03	3.652,13	3.696,79	3.177,17	3.410,18

Stockholders’ equity	R$	637.555	644.643	650.810	—	650.810	279.134	662.457	671.728	649.126	649.126

Net operating revenues	R$	100.607	115.282	134.658	—	350.547	146.650	139.569	123.409	120.724	530.352
Cost of products	R$	(84.081)	(91.021)	(122.915)	—	(298.017)	(100.019)	(108.609)	(98.114)	(103.968)	(410.710)
Other expenses / revenues	R$	(10.741)	(10.754)	(9.585)	—	(31.081)	(7.436)	(6.773)	(10.399)	(7.611)	(32.219)
Depreciation, amortization and depletion	R$	8.099	5.909	7.084	—	21.092	3.765	3.662	6.691	6.718	20.836

EBITDA	R$	13.884	19.416	9.242	—	42.541	42.960	27.849	21.587	15.863	108.259
Depreciation, amortization and depletion	R$	(8.099)	(5.909)	(7.084)	—	(21.092)	(3.765)	(3.662)	(6.691)	(6.718)	(20.836)

EBIT	R$	5.785	13.507	2.158	—	21.449	39.195	24.187	14.896	9.145	87.423
Net financial result	R$	(905)	(372)	10.469	—	9.192	(503)	(392)	(188)	(1.021)	(2.104)

Income before income tax and social contribution	R$	4.880	13.135	12.627	—	30.641	38.692	23.795	14.708	8.124	85.319
Income tax and social contribution	R$	(2.814)	(6.045)	(6.460)	—	(15.319)	(6.298)	(5.434)	(5.437)	(10.727)	(27.896)

Net income	R$	2.066	7.090	6.167	—	15.322	32.394	18.361	9.271	(2.603)	57.423

Pellets Area — Hispanobras (Adjusted and Unaudited)

						2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	404	400	618	—	1.422	565	504	527	394	1.990
Quantity sold — internal market	MT (thousand)	710	805	554	—	2.069	800	620	510	545	2.475

Quantity sold — total	MT (thousand)	1.114	1.205	1.172	—	3.491	1.365	1.124	1.037	939	4.465

Average sales price — external market	US$	71,45	203,07	227	—	326,85	69,26	77,40	72,50	73,25	72,97
Average sales price — internal market	US$	75,95	203,58	236	—	212,88	72,97	79,73	74,88	76,94	75,93
Average sales price — total	US$	74,32	203,41	231	—	232,86	71,43	78,69	73,67	75,39	74,71

Short-term indebtedness, gross	US$	75.338	58.382	7.474	—	7.474	6.213	9.338	14.212	45.583	45.583

Total indebtedness, gross	US$	75.338	58.382	7.474	—	7.474	6.213	9.338	14.212	45.583	45.583

Stockholders’ equity	R$	157.097	264.714	301,251	—	301,251	167.293	149.665	159.658	149.964	149.964

Net operating revenues	R$	144.995	409.554	274.225	—	828.774	205.706	175.156	146.352	127.964	655.178
Cost of products	R$	(129.399)	(237.400)	(196.794)	—	(563.593)	(164.230)	(145.097)	(100.792)	(138.321)	(548.440)
Other expenses / revenues	R$	(4.226)	(5.218)	(3.828)	—	(13.272)	(2.313)	(3.659)	(28.043)	(2.325)	(36.340)
Depreciation, amortization and depletion	R$	1.832	2.106	2.341	—	6.279	2.146	1.744	1.624	2.820	8.334

EBITDA	R$	13.202	169.042	75.944	—	258.188	41.309	28.144	19.141	(9.862)	78.732
Depreciation, amortization and depletion	R$	(1.832)	(2.106)	(2.341)	—	(6.279)	(2.146)	(1.744)	(1.624)	(2.820)	(8.334)

EBIT	R$	11.370	166.936	73.603	—	251.909	39.163	26.400	17.517	(12.682)	70.398
Net financial result	R$	901	(2.986)	11.974	—	9.889	(3.060)	(3.412)	(2.004)	(1.425)	(9.901)

Income before income tax and social contribution	R$	12.271	163.950	85.577	—	261.798	36.103	22.988	15.513	(14.107)	60.497
Income tax and social contribution	R$	(5.138)	(56.334)	(29.992)	—	(91.464)	(12.506)	(8.787)	(5.521)	4.413	(22.401)

Net income	R$	7.133	107.616	55.585	—	170.334	23.597	14.201	9.992	(9.694)	38.096

Pellets Area — Itabrasco (Adjusted and Unaudited)

						2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	185	754	800	—	1.739	589	701	282	439	2.011
Quantity sold — internal market	MT (thousand)	843	90	273	—	1.206	283	657	562	605	2.107

Quantity sold — total	MT (thousand)	1.028	844	1.073	—	2.945	872	1.358	844	1.044	4.118

Average sales price — external market	US$	75,36	75,18	187,03	—	126,65	75,72	74,48	77,40	75,60	75,60
Average sales price — internal market	US$	75,11	82,52	137,90	—	90,61	71,33	73,81	75,02	74,37	73,64
Average sales price — total	US$	75,15	75,96	174,53	—	111,89	73,53	74,16	75,82	74,89	74,60

Short-term indebtedness, gross	US$	51.974	79.909	61.326	—	61.326	—	—	32.376	42.600	42.600

Total indebtedness, gross	US$	51.974	79.909	61.326	—	61.326	—	—	32.376	42.600	42.600

Stockholders’ equity	R$	165.101	166.240	230,754	—	230,754	143.226	117.480	126.996	160.386	160.386

Net operating revenues	R$	136.495	106.308	326.353	—	569.156	136.746	201.246	124.047	139.642	601.681
Cost of products	R$	(120.715)	(102.629)	(213.522)	—	(436.866)	(111.373)	(171.403)	(116.301)	(124.474)	(523.551)
Other expenses / revenues	R$	(4.902)	(4.749)	(9.099)	—	(18.750)	2.557	(7.720)	9.391	(3.852)	376
Depreciation, amortization and depletion	R$	2.560	2.097	1.961	—	6.618	(1.325)	4.645	1.137	2.160	6.617

EBITDA	R$	13.438	1.027	105.693	—	120.158	26.605	26.768	18.274	13.476	85.123
Depreciation, amortization and depletion	R$	(2.560)	(2.097)	(1.961)	—	(6.618)	1.325	(4.645)	(1.137)	(2.160)	(6.617)

EBIT	R$	10.878	(1.070)	103.732	—	113.540	27.930	22.123	17.137	11.316	78.506
Net financial result	R$	(1.498)	5.330	(3.629)	—	203	(2.229)	(1.148)	(1.784)	(1.216)	(6.377)

Income before income tax and social contribution	R$	9.380	4.260	100.103	—	113.743	25.701	20.975	15.353	10.100	72.129
Income tax and social contribution	R$	(4.665)	(3.121)	(35.589)	—	(43.375)	(9.706)	(7.751)	(6.198)	(8.779)	(32.434)

Net income	R$	4.715	1.139	64.514	—	70.368	15.995	13.224	9.155	1.321	39.695

Pellets Area — Samarco (Adjusted and Unaudited)

		2008					2007
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — Pellets	MT (thousand)	3.010	4.327	5.519	—	12.856	3.003	3.742	3.241	4.373	14.359
Quantity sold — Iron ore	MT (thousand)	168	140	154	—	462	463	638	302	358	1.761

Average sales price — Pellets	US$	105,51	142,07	152,30	—	105,51	77,51	82,38	83,61	82,58	81,70
Quantity sold — Iron ore	US$	47,61	98,95	73,86	—	47,61	46,79	46,78	45,30	49,14	47,01

Long-term indebtedness, gross	US$	799.634	799.597	799.666	—	799.666	737.926	817.457	807.753	799.087	799.087
Short-term indebtedness, gross	US$	591.496	845.623	987.132	—	987.132	192.157	323.841	397.992	572.218	572.218

Total indebtedness, gross	US$	1.391.130	1.645.220	1.786.798	—	1.786.798	930.083	1.141.298	1.205.745	1.371.305	1.371.305

Stockholders’ equity	R$	995.859	1.493.766	1.377.023	—	1.377.023	970.015	1.018.112	1.175.289	823.011	823.011

Net operating revenues	R$	576.988	1.033.109	1.387.256	—	2.997.353	557.293	667.398	551.937	684.666	2.461.294
Cost of products	R$	(275.764)	(450.521)	(520.484)	—	(1.246.769)	(233.161)	(269.773)	(221.186)	(339.323)	(1.063.443)
Other expenses / revenues	R$	(76.574)	(160.350)	(89.263)	—	(326.187)	(39.119)	(152.413)	(62.990)	(123.636)	(378.158)
Depreciation, amortization and depletion	R$	13.635	26.227	44.595	—	84.457	13.884	15.631	16.346	16.555	62.416

EBITDA	R$	238.285	448.465	822.104	—	1.508.854	298.897	260.843	284.107	238.262	1.082.109
Depreciation, amortization and depletion	R$	(13.635)	(26.227)	(44.595)	—	(84.457)	(13.884)	(15.631)	(16.346)	(16.555)	(62.416)

EBIT	R$	224.650	422.238	777.509	—	1.424.397	285.013	245.212	267.761	221.707	1.019.693
Result of equity investiments	R$	—	—		—	—	4.856	6.120	2.532	(13.508)	—
Net financial result	R$	5.635	176.662	(466.551)	—	(284.254)	73.965	26.485	43.064	45.347	188.861

Income before income tax and social contribution	R$	230.285	598.900	310.958	—	1.140.143	363.834	277.817	313.357	253.546	1.208.554
Income tax and social contribution	R$	(57.342)	(100.979)	(46.457)	—	(204.778)	(65.216)	(66.798)	(64.235)	(40.322)	(236.571)

Net income	R$	172.943	497.921	264.501	—	935.365	298.618	211.019	249.122	213.224	971.983

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 23, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations